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Exhibit 99.1

Brookfield Business Partners L.P.
Interim Report Q3 2016

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD BUSINESS PARTNERS L.P.

        As of September 30, 2016 and December 31, 2015 and for the three and nine months ended
September 30, 2016 and 2015

 INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Financial Statements of Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	September 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	4, 14	$728	$354
Financial assets	5	495	388
Accounts receivable, net		1,776	1,568
Inventory, net	7	265	442
Other assets	6	420	283

Current assets		3,684	3,035
Financial assets	5	12	21
Accounts receivable, net		83	67
Other assets	6	19	23
Property, plant and equipment	8	2,221	2,364
Deferred income tax assets		105	64
Intangible assets		420	445
Equity accounted investments	9	386	492
Goodwill	10	1,184	1,124

Total assets	19	$8,114	$7,635

Liabilities and equity
Liabilities
Accounts payable and other	11	$2,092	$1,984
Borrowings	13	445	511

Current liabilities		2,537	2,495
Accounts payable and other	11	392	391
Borrowings	13	1,396	1,563
Deferred income tax liabilities		92	102

Total liabilities		4,417	4,551

Equity
Limited partners	16	$1,019	$—
General partner	16	—	—
Brookfield Asset Management Inc.	16	—	1,787
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	16	1,106	—
Interest of others in operating subsidiaries	16	1,572	1,297

Total equity		3,697	3,084

Total liabilities and equity		$8,114	$7,635

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three months ended September 30,		Nine months ended September 30,
(US$ MILLIONS, except per unit amounts)	Notes	2016	2015	2016	2015
Revenues	19	$2,043	$1,891	$5,728	$4,667
Direct operating costs	7, 18	(1,889)	(1,716)	(5,322)	(4,223)
General and administrative expenses	19	(70)	(67)	(197)	(156)
Depreciation and amortization expense	19	(71)	(73)	(219)	(187)
Interest expense	19	(24)	(16)	(71)	(36)
Equity accounted income, net	9	28	30	75	39
Impairment expense, net	5, 6	—	(88)	(106)	(88)
Gain on acquisitions/dispositions	3, 5	29	—	57	269
Other income (expenses), net		11	66	(20)	48

Income before income tax		57	27	(75)	333
Income tax (expense) recovery
Current		(8)	(11)	(18)	(32)
Deferred		3	(1)	25	9

Net (loss) income		$52	$15	$(68)	$310

Attributable to:
Limited partners(1)		$9	$—	$8	$—
General partner(1)		—	—	—	—
Brookfield Asset Management Inc.(2)		—	20	(35)	206
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		11	—	9	—
Interest of others in operating subsidiaries		32	(5)	(50)	104

		$52	$15	$(68)	$310

Basic and diluted earnings per limited partner unit	16	$0.22		$0.19

(1)
For the period from June 20, 2016 to September 30, 2016. See Note 2(b).

(2)
For the periods prior to June 20, 2016. See Note 2(b).

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

		Three months ended September 30,		Nine months ended September 30,
(US$ MILLIONS)	Notes	2016	2015	2016	2015
Net income (loss)		$52	$15	$(68)	$310

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$(2)	$(162)	$119	$(264)
Available-for-sale securities		(20)	(27)	8	(64)
Net investment hedges		(10)	19	(25)	30
Equity accounted investments		(7)	57	(59)	57
Taxes on the above items		6	(6)	11	(6)

Total other comprehensive income (loss)		(33)	(119)	54	(247)

Comprehensive income (loss)		$19	$(104)	$(14)	$63

Attributable to:
Limited partners(1)		$7	$—	$1	$—
General partner(1)		—	—	—	—
Brookfield Asset Management Inc.(2)		—	(60)	15	56
Non-controlling interest attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		8	—	1	—
Interest of others in operating subsidiaries		4	(44)	(31)	7

		$19	$(104)	$(14)	$63

(1)
For the period from June 20, 2016 to September 30, 2016. See Note 2(b).

(2)
For the periods prior to June 20, 2016. See Note 2(b).

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

										Non-controlling interests
	Brookfield Asset Management Inc.			Limited partners						Redemption-Exchange Units held by Brookfield Asset Management Inc.
(US$ MILLIONS)	Equity	Accumulated other comprehensive income (loss)(2)	Brookfield Asset Management Inc.	Capital	Ownership Change(4)	Retained earnings	Accumulated other comprehensive income (loss)(2)	Limited partners	General partner and Special Limited Partners(3)	Capital	Ownership Change(4)	Retained earnings	Accumulated other comprehensive income (loss)(2)	Redemption- Exchange Units	Preferred shareholder's capital	Interest of others in operating subsidiaries	Total Equity
Balance as of Jan. 1, 2016	$2,147	$(360)	$1,787	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,297	$3,084

Net income (loss)	(35)	—	(35)	—	—	8	—	8	—	—	—	9	—	9	—	(50)	(68)
Other comprehensive income (loss)	—	50	50	—	—	—	(7)	(7)	—	—	—	—	(8)	(8)	—	19	54

Total comprehensive income (loss)	(35)	50	15	—	—	8	(7)	1	—	—	—	9	(8)	1	—	(31)	(14)
Contributions	78	—	78	—	—	—	—	—	—	—	—	—	—	—	—	268	346
Distributions	(18)	—	(18)	—	—	(3)	—	(3)	—	—	—	(4)	—	(4)	—	(23)	(48)
Net increase/(decrease) in Brookfield Asset Management Inc. Investment	13	(8)	5	—	—	—	—	—	—	—	—	—	—	—	—	54	59
Ownership Changes	—	—	—	—	(3)	2	—	(1)	—	—	(3)	2	—	(1)	—	7	5
Unit issuance / Reorganization(1)	(2,185)	318	(1,867)	1,153	—	—	(131)	1,022	—	1,282	—	—	(187)	1,095	15	—	265

Balance as of September 30, 2016	$—	$—	$—	$1,153	$(3)	$7	$(138)	$1,019	$—	$1,282	$(3)	$7	$(195)	$1,091	$15	$1,572	$3,697

Balance as of Jan. 1, 2015	$1,705	$(205)	$1,500	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$635	$2,135

Net income (loss)	206	—	206	—	—	—	—	—	—	—	—	—	—	—	—	104	310
Other comprehensive income (loss)	—	(150)	(150)	—	—	—	—	—	—	—	—	—	—	—	—	(97)	(247)

Total comprehensive income (loss)	206	(150)	56	—	—	—	—	—	—	—	—	—	—	—	—	7	63
Contributions	472	—	472	—	—	—	—	—	—	—	—	—	—	—	—	783	1,255
Distributions	(340)	—	(340)	—	—	—	—	—	—	—	—	—	—	—	—	(250)	(590)
Net increase (decrease) in Brookfield Asset Management Inc. investment	63	11	74	—	—	—	—	—	—	—	—	—	—	—	—	148	222

Balance as of September. 30, 2015	$2,106	$(344)	$1,762	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,323	$3,085

(1)
See Note 1(b) and 2(b) for details regarding the Spin-off and reorganization.

(2)
See Note 17.

(3)
Represents Capital, Retained earnings and Accumulated other comprehensive income (loss) attributable to the General partner and the Special limited partners.

(4)
Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Nine months ended September 30,
(US$ MILLIONS)	Notes	2016	2015
Operating Activities
Net income (loss)		$(68)	$310
Adjusted for the following items:
Equity accounted income, net		(75)	(39)
Impairment expense, net		106	88
Depreciation and amortization expense		219	187
Gain on acquisitions/dispositions		(57)	(269)
Provisions and other items		40	(52)
Deferred income tax (recovery) expense		(25)	(9)
Changes in non-cash working capital, net	20	25	(66)

Cash from operating activities		165	150

Financing Activities
Proceeds from borrowings		424	1,484
Repayment of borrowings		(684)	(293)
Capital provided by limited partners		250	—
Capital provided by preferred shareholders		15	—
Capital provided by non-controlling interests		259	902
Capital provided by Brookfield Asset Management Inc.		78	563
Distribution to unitholders		(7)	—
Distribution to non-controlling interests		(23)	(250)
Distributions to Brookfield Asset Management Inc.		(11)	(399)

Cash from financing activities		301	2,007

Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(32)	(1,467)
Property, plant and equipment and intangible assets		(110)	(85)
Equity accounted investments		—	(365)
Financial assets	5	(379)	(88)
Dispositions and distributions
Equity accounted investments		120	15
Property, plant and equipment		17	14
Financial assets	5	254	—
Net settlement of foreign exchange hedges		20	9
Restricted cash and deposits		18	(34)

Cash used by investing activities		(92)	(2,001)

Cash and cash equivalents
Change during the period		374	156
Impact of foreign exchange on cash		—	(14)
Balance, beginning of year		354	163

Balance, end of period		$728	$305

Supplemental cash flow information is presented in Note 20.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP

  (a)
  Brookfield Business Partners L.P.

    Brookfield Business Partners L.P. ("Brookfield Business Partners L.P.") and its subsidiaries, (collectively, "the partnership") own and operate business services and industrial operations on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. ("Brookfield Asset Management" and its subsidiaries (other than the partnership, and together with Brookfield Asset Management, "Brookfield" or the "parent company"). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BBU" and "BBU.UN", respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

    Brookfield Business Partners L.P.'s sole direct investment is a managing general partnership interest (the "Managing GP Units") in Brookfield Business L.P. ("the Holding LP"), which holds the partnership's interests in the business services and industrial operations.

    The partnership's principal business services include construction services, residential real estate services and facilities management. The partnership's principal industrial operations are comprised of oil and gas exploration and production, palladium and aggregates mining, bath and shower products manufacturing, the production of graphite electrodes and the manufacturing and supply of engineered precast systems and pipe products. The partnership's operations are primarily located in Australia, Canada, the United Kingdom, the United States and the Middle East.

  (b)
  Spin-off of business services and industrial operations

    On June 20, 2016, Brookfield completed the spin-off of the partnership (the "Spin-off"), which was effected by way of a special dividend of units of Brookfield Business Partners L.P. to holders of Brookfield's Class A and B limited voting shares as of June 2, 2016 (the "Record Date"). Each holder of Brookfield shares received one limited partnership unit for approximately every 50 Brookfield shares. Brookfield shareholders received approximately 45% of the limited partnership units of Brookfield Business Partners L.P., with Brookfield retaining the remaining limited partnership units of Brookfield Business Partners L.P.

    Prior to the Spin-off, Brookfield effected a reorganization so that the partnership's business services and industrial operations that were historically owned and operated by Brookfield, (the "Business"), both directly and through its operating entities, were acquired by subsidiaries of the Holding LP, (the "holding entities"). In addition, Brookfield transferred $250 million in cash to the holding entities. The holding entities were established to hold the partnership's interest in the Business. In consideration, Brookfield received (i) approximately 55% of the limited partnership units and 100% of the general partner units of Brookfield Business Partners L.P., (ii) special limited partnership units ("Special LP Units") and redemption-exchange units of Holding LP ("Redemption-Exchange Units"), representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of the holding entities, ("Preferred Shares"). Brookfield holds approximately 79% of the partnership interest on a fully exchanged basis.

    The following describes the agreements resulting from the Spin-off:

  (i)
  Redemption-Exchange Units

    As part of the Spin-off, Holding LP issued Redemption-Exchange Units for the transfer of the Business. Beginning on June 20, 2018, the Redemption-Exchange Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of Brookfield Business Partners L.P.'s limited partnership units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to Brookfield Business Partners L.P.'s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of Brookfield Business Partners L.P.'s limited partnership units (subject to certain customary adjustments). If Brookfield Business Partners L.P. elects not to exchange the Redemption-Exchange Units for limited partnership units of Brookfield Business Partners L.P., the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units provide the holder the direct economic benefits and exposures to the underlying performance of Holding LP and accordingly to the variability of the distributions of Holding LP, whereas Brookfield Business Partners L.P.'s unitholders have indirect access to the economic benefits and exposures of Holding LP through direct ownership interest in Brookfield Business Partners L.P. which owns a direct interest in Holding LP through its Managing GP Units.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP (Continued)

  (ii)
  Preferred shares

    As part of the Spin-off, Brookfield subscribed for an aggregate of $15 million of preferred shares of three of the partnership's subsidiaries. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance.

  (iii)
  Credit facilities

    As part of the Spin-off, the partnership entered into a credit agreement with Brookfield (the "Brookfield Credit Agreements") providing for two, three-year revolving credit facilities. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. Further details of the Brookfield Credit Agreements are described in Note 13.

  (iv)
  Other arrangements with Brookfield

    The partnership entered into a Master Services Agreement (the "Master Services Agreement") with affiliates of Brookfield, (the "Service Providers"), to provide management services to the partnership. Key decision makers of our partnership are employees of the ultimate parent company and provide management services to our partnership under this Master Services Agreement. Pursuant to the Master Services Agreement, the partnership pays a base management fee to the Service Providers equal to 1.25% of the total capitalization of Brookfield Business Partners L.P. per annum (0.3125% per quarter). Through its holding of Special LP Units in the Holding LP, Brookfield also receives incentive distributions based on a 20% increase in the unit price of Brookfield Business Partners L.P. over an initial threshold of $25/unit, subject to a high watermark.

    As part of the Spin-off, the partnership entered into a Deposit Agreement with Brookfield, (the "Brookfield Deposit Agreement"). From time to time, the partnership may place funds on deposit of up to $250 million with Brookfield. The deposit balance is due on demand and earns an agreed upon rate of interest, to be determined in connection with any such deposit. The terms of any such deposit are expected to be on market terms.

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

  (a)
  Basis of presentation

    These unaudited interim condensed consolidated financial statements, ("interim condensed consolidated financial statements") of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34 as issued by the International Accounting Standards Board or the IASB and using the accounting policies described below and in the Combined Carve-Out Financial Statements as of and for the year ended December 31, 2015 included in our Prospectus dated May 13, 2016. These interim condensed consolidated financial statements should be read in conjunction with the Combined Carve-Out Financial Statements for the year ended December 31, 2015. These interim condensed consolidated financial statements are unaudited. The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current period's presentation. The accounting policies set out below have been applied consistently. Policies not effective for the current accounting period are described later in Note 2 (ac), under Future Changes in Accounting Policies.

    For the periods prior to June 20, 2016, our partnership's results represented a carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to our partnership and included allocations of general corporate expenses of the parent company. These expenses, prior to the Spin-off, relate to certain operations oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included as appropriate in our partnership's interim condensed consolidated statement of operating results prior to the Spin-off. These allocations may not, however, reflect the expense the partnership would have incurred as an independent publicly-traded company for the periods presented.

    Subsequent to the Spin-off, the partnership is no longer allocated general corporate expenses of the parent company as the functions to which they related are now provided through the Master Services Agreement. The base management fee related to the

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the unaudited interim condensed consolidated financial statements.

    These unaudited interim condensed consolidated financial statements were approved by the partnership's Board of Directors and authorized for issue on November 4, 2016.

  (b)
  Continuity of interests

    As described above, Brookfield Business Partners L.P. was established on January 18, 2016 by Brookfield and on June 20, 2016 Brookfield completed the Spin-off of the Business to holders of Brookfield's Class A and B limited voting shares. Brookfield directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. In accordance with the partnership and Brookfield's accounting policy, the partnership has reflected the Business in its financial position and results of operations using Brookfield's carrying values, prior to the Spin-off.

    To reflect this continuity of interests these interim condensed consolidated financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off (see Note 1(b)) have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to June 20, 2016, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 20, 2016 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 14). Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 20, 2016 and allocated to the limited partners, the general partner and Redemption-Exchange unitholders on and after June 20, 2016.

    Prior to June 20, 2016, intercompany transactions between the partnership and Brookfield have been included in these financial statements and are considered to be forgiven at the time the transaction is recorded and reflected as a "Net increase/(decrease) in Brookfield Asset Management Inc. investment". "Net increase/(decrease) in Brookfield Asset Management Inc. investment" as shown in the interim condensed consolidated statements of changes in equity represents the parent company's historical investment in our partnership, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the interim condensed consolidated statements of cash flows as a financing activity and in the interim condensed consolidated statements of financial position as "Equity attributable to Brookfield Asset Management Inc."

  (c)
  Basis of consolidation

    The interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the partnership's subsidiaries held by others and the Redemption-Exchange Units and Preferred Shares held by Brookfield in the Holding LP and the holding entities respectively are shown separately in equity in the interim condensed consolidated statements of financial position. Intercompany transactions have been eliminated.

    As part of the Spin-off, Brookfield Business Partners L.P., through its Managing GP Units, became the managing general partner of Holding LP, and thus controls Holding LP. The partnership entered into agreements with various affiliates of Brookfield, whereby the partnership was assigned Brookfield's voting or general partner kick-out rights and effectively controls the subsidiaries of Holding LP with respect to which the agreements were put in place. Accordingly, the partnership consolidates the accounts of Holding LP and its subsidiaries.

  (d)
  Redemption-Exchange Units

    As described in Note 1(b)(i), our partnership's equity interests include limited partnership units held by public unitholders and Brookfield, as well as Redemption-Exchange Units held by Brookfield. The Redemption-Exchange Units have the same economic attributes in all respects as the limited partnership units, except that the Redemption-Exchange Units provide Brookfield the right

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with limited partnership units of Brookfield Business Partners L.P., rather than cash, on a one-for-one basis. The Redemption-Exchange Units provide Brookfield with the direct economic benefits and exposures to the underlying performance of the Holding LP and accordingly to the variability of the distributions of the Holding LP, whereas our partnership's unitholders have indirect access to the economic benefits and exposures of the Holding LP through direct ownership interest in our company which owns a direct interest in the Holding LP. Accordingly, the Redemption-Exchange Units have been presented within non-controlling interests. The Redemption-Exchange Units are issued capital of the Holding LP and as a result are not adjusted for changes in market value.

  (e)
  Preferred shares

    As described in Note 1(b)(ii), our partnership's equity interests include preferred shares held by Brookfield. Our partnership and its subsidiaries are not obligated to redeem the preferred shares and accordingly, they have been determined to be equity of the applicable entities and are reflected as a component of non-controlling interest in the unaudited interim condensed consolidated statement of financial position.

  (f)
  Interests in other entities

  (i)
  Subsidiaries

    These interim condensed consolidated financial statements include the accounts of the partnership and subsidiaries over which the partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the partnership obtained control, and continue to be consolidated until the date when control is lost. The partnership controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

    Non-controlling interests may be initially measured either at fair value or at the non-controlling interests' proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in company capital in addition to changes in ownership interests. Total comprehensive income (loss) is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

    All intercompany balances, transactions, revenues and expenses are eliminated in full.

  (ii)
  Associates and joint ventures

    Associates are entities over which our partnership exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Our partnership accounts for associates and joint ventures using the equity method of accounting within equity accounted investments in the interim condensed consolidated statements of financial position.

    Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment's underlying fair value, our partnership records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than our partnership's proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment.

    Subsequent to initial recognition, the carrying value of our partnership interest in an associate or joint venture is adjusted for our partnership's share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the interim condensed consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(m).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (g)
  Foreign currency translation

    The U.S. dollar is the functional and presentation currency of our partnership. Each of our partnership's subsidiaries and equity accounted investments determines its own functional currency and items included in the financial statements of each subsidiary and equity accounted investment are measured using that functional currency.

    Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of equity.

    On disposal of a foreign operation resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.

    Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities are measured at historic cost and are translated at the rate of exchange at the transaction date. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income or loss. Gains and losses on transactions which hedge these items are also included in net income or loss.

  (h)
  Business combinations

    Business acquisitions, in which control is acquired, are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by the partnership in exchange for control of the acquiree. Acquisition related costs are recognized in the interim condensed consolidated statements of operating results as incurred and included in other income (expenses), net.

    Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the interim condensed consolidated statements of operating results, whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

    Where a business combination is achieved in stages, our partnership's previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date our partnership attains control and the resulting gain or loss, if any, is recognized in the interim condensed consolidated statements of operating results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the interim condensed consolidated statements of operating results, where such treatment would be appropriate if that interest were disposed of.

    If the initial accounting for a business combination is incomplete by the end of the reporting period in which the acquisition occurs, our partnership reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

    The measurement period is the period from the date of acquisition to the date our partnership obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is subject to a maximum of one year subsequent to the acquisition date.

    If, after reassessment, our partnership's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree if any, the excess is recognized immediately in income as a bargain purchase gain.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IAS 37, and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18, Revenue, or IAS 18.

  (i)
  Cash and cash equivalents

    Cash and cash equivalents include cash on hand, non-restricted deposits and short-term investments with original maturities of three months or less.

  (j)
  Accounts receivable

    Trade receivables, with the exception of certain receivables related to our partnership's mining operations, are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectable amounts.

    Trade receivables related to our partnership's mining operations are recognized at fair value.

  (k)
  Inventories

    Inventories are valued at the lower of cost and net realizable value. Cost is determined using specific identification where possible and practicable or using the first-in, first-out or weighted average method. Costs include direct and indirect expenditures incurred in bringing the inventory to its existing condition and location. Net realizable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

  (l)
  Related party transactions

    In the normal course of operations, our partnership enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the interim condensed consolidated financial statements. Related party transactions are further described in Note 14.

  (m)
  Property, plant and equipment, or PP&E

    Items of PP&E are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of assets include the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.

    Depreciation of an asset commences when it is available for use. PP&E are depreciated on a straight line basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Leasehold improvements	Up to 40 years but not exceeding the term of the lease
Machinery and equipment	Up to 20 years
Oil and gas related equipment	Up to 10 years

    Depreciation on PP&E is calculated on a straight-line basis so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

    With respect to our oil and natural gas assets, pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained and are expensed in the period in which they are incurred. Once the legal right to explore has been acquired, costs directly associated with an exploration well are initially capitalized as exploration and evaluation, or E&E, costs. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are not depleted and are carried forward until technical feasibility and commercial viability has been determined. All

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    such carried costs are subject to technical, commercial and management review at each reporting period and where indicators of impairment exist, such costs are charged to E&E expense.

    Upon determination that proved and/or probable reserves exist and the technology exists to extract the resource economically, E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties within PP&E. The net carrying value of oil and gas properties is depleted using the unit-of-production method based on estimated proved plus probable oil and natural gas reserves. Future development costs, which are the estimated costs necessary to bring those reserves into production, are included in the depletable base. For purposes of this calculation, oil and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil.

    With respect to our mining assets, exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of reserve potential and subsequent exploration, expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves.

    As part of its operations, the partnership incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the partnership are deferred and capitalized as part of mining properties. Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized as a stripping activity asset (included in mining interest) if the following criteria are met: improved access to the ore body is probable; the component of the ore body can be accurately identified; and the costs relating to the stripping activity associated with the component can be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred. The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

  (n)
  Asset impairment

    At each reporting date the partnership assesses whether for assets, other than those measured at fair value with changes in values recorded in net income, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. The projections of future cash flows take into account the relevant operating plans and management's best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

  (o)
  Intangible assets

    Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership's intangible assets are comprised primarily of computer software, trademarks, distribution networks, patents, product development, customer relationships and technology and know-how costs.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately. Intangible assets are amortized on a straight line basis over the following periods:

Computer software	Up to 10 years
Customer relationships	Up to 30 years
Patents, trademarks and proprietary technology	Up to 40 years
Product development costs	Up to 5 years
Distribution networks	Up to 25 years

    Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

  (p)
  Goodwill

    Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. The partnership identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

    Goodwill is evaluated for impairment at the end of each reporting period. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

    On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.

  (q)
  Revenue recognition

    Revenue is recognized to the extent that it is probable that the economic benefits will flow to our partnership and the revenue and costs incurred or to be incurred can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of estimated customer returns, trade allowances, rebates and other similar allowances.

    Our partnership recognizes revenue when the specific criteria have been met for each of our partnership's activities as described below. Cash received by our partnership from customers is recorded as deferred revenue until revenue recognition criteria are met.

  (i)
  Construction Services

    Revenues from construction contracts are recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract, and to the extent to which collectability is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and revenue is only recorded to the extent that the costs are determined to be recoverable. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately. Other service revenues are recognized when the services are provided.

  (ii)
  Other Business Services

    The fees and related costs for providing real estate, facilities management, logistics or other services are recognized over the period in which the services are provided.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Our partnership also has revenues from home sales, home referral fees and other service fees:

    –
    Cost-plus home sale contracts: Cost-plus fee contracts primarily relate to contractual agreements where our partnership bears no risk of loss with respect to costs incurred. Under the terms of these contracts, our partnership is also generally protected against losses from changes in real estate market conditions. Revenues and related costs associated with the purchase and resale of residences are recognized on a net basis over the period in which services are provided.

    –
    Fixed fee home sale contracts: Our partnership earns a fixed fee based upon a percentage of the acquisition cost of the residential property. This fee revenue is recognized when the home is acquired as substantially all services have been performed at this time. At the same time, all closing costs and any expected loss on sale of the applicable property are accrued. The revenues and expenses related to these contracts are recorded on a gross basis.

    –
    Home referral fees: These are earned primarily from real estate brokers associated with home sale transactions. The referral fee is recognized upon the binding agreement date of a real estate transaction or when the property is sold.

    –
    The fees and related costs related to providing real estate, facilities management, logistics or other services are recognized over the period in which the services are provided.

  (iii)
  Other Industrial Operations

    Revenue from our industrial operations primarily consists of revenues from the sale of goods and rendering of services. Sales are recognized when the product is shipped, title passes and collectability is reasonably assured. Services revenues are recognized when the services are provided.

    Revenue from our mining business are made under provisional pricing arrangements. Revenue from the sale of palladium and by-product metals is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The business' smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 150 days. These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. As a result, the accounts receivable amounts related to this business is recorded at fair value.

  (iv)
  Energy

    Revenue from sale of oil and gas is recognized when title of the product passes to an external party, based on volumes delivered and contractual delivery points and prices. Revenue for the production in which our partnership has an interest with other producers is recognized based on our partnership's working interest. Revenue is measured net of royalties to reflect the deduction for other parties' proportionate share of the revenue.

  (v)
  Investments in Financial Assets

    Dividend and interest income from other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.

    Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

  (r)
  Contract work in progress

    The gross amount due from customers for contract work for all contracts in progress for which costs incurred plus recognized profits (less recognized losses) exceed progress billings, is generally presented as an asset. Progress billings not yet paid by customers and retentions are included within the trade and other receivables balance. The gross amounts due to customers for contract work for all contracts in progress for which progress billings exceed costs incurred plus recognized profits (less recognized losses) is generally presented as a liability.

    Construction work in progress on construction contracts is stated at cost plus profit recognized to date calculated in accordance with the percentage of completion method, including retentions payable and receivable, less a provision for foreseeable losses and progress payments received to date.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (s)
  Financial instruments and hedge accounting

    The following summarizes our partnership's classification and measurement of financial assets and liabilities:

	Classification	Measurement	Statement of Financial Position Account
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	Cash and cash equivalents
Accounts receivable	Loans and receivables FVTPL(1)	Amortized cost Fair value	Accounts receivable, net
Financial assets
Restricted cash and deposits	Loans and receivables	Amortized cost	Financial assets
Equity securities designated as available-for-sale ("AFS")	AFS	Fair value	Financial assets
Derivative assets	FVTPL(1)	Fair value	Financial assets
Other financial assets	Loans and receivables/ Available-for-sale	Amortized cost/ Fair value	Financial assets
Financial liabilities
Borrowings	Other liabilities	Amortized cost	Borrowings
Accounts payable and other	Other liabilities	Amortized cost	Accounts payable and other
Derivative liabilities	FVTPL(1)	Fair value	Accounts payable and other

(1)
Fair value through profit or loss, or FVTPL, except for derivatives in a hedging relationship.

    Our partnership maintains a portfolio of marketable securities comprised of liquid equity and debt securities. The marketable securities are recognized on their trade date and are classified as available-for-sale. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment.

    Our partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including commodity price risk and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.

  (i)
  Items classified as hedges

    Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in profit or loss or as a component of equity, as applicable.

    Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into profit or loss over the term of the corresponding interest payments.

  (ii)
  Items not classified as hedges

    Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other income (expenses), net.

    Other financial assets are classified as loans and receivables or available-for-sale securities based on their nature and use within our partnership's business and are recorded initially at fair value. Other financial assets classified as available-for-sale are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. Other financial assets classified as loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment. Assets classified as loans and receivables are impaired when there exists objective evidence that the financial asset is impaired.

  (t)
  Fair value measurement

    Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, our partnership takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

    Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

    Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

    Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset's or liability's anticipated life.

    Level 3 — Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

    Further information on fair value measurements is available in Note 4.

  (u)
  Income taxes

    Brookfield Business Partners L.P. is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, and any direct or indirect corporate subsidiaries of such holding entities. Income tax expense represents the sum of the tax accrued in the period and deferred income tax.

    The separate returns method was used to determine taxes for periods prior to June 20, 2016.

  (i)
  Current income tax

    Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date.

  (ii)
  Deferred income tax

    Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the interim condensed consolidated financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.

    Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and equity accounted investments, and interests in joint ventures, except where our partnership is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

    Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflect the tax consequences that would follow from the manner in which our partnership expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

    Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or our partnership intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

  (v)
  Provisions

    Provisions are recognized when our partnership has a present obligation either legal or constructive as a result of a past event, it is probable that our partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

    The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.

    When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

  (i)
  Provisions for defects

    Provisions made for defects are based on a standard percentage charge of the aggregate contract value of completed construction projects and represents a provision for potential latent defects that generally manifest over a period of time following practical completion.

    Claims against our partnership are also recorded as part of provisions for defects when it is probable that our partnership will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

  (ii)
  Decommissioning liability

    Certain of our partnership's subsidiaries are engaged in oil and gas and mining activities. For these businesses, there are typically decommissioning liabilities related to the requirement to remediate the property where operations are conducted.

    Our partnership recognizes a decommissioning liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. Liabilities are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic lives of the assets. Amounts are discounted using a rate that reflects the risks specific to the liability. On a periodic basis, management reviews these estimates and changes if any will be applied prospectively. The fair value of the estimated decommissioning liability is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the proved plus probable reserves. The liability amount is increased in each reporting period due to the passage of time, and the amount of accretion is charged to finance expense in the period. Periodic revisions to the

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    estimated timing of cash flows, to the original estimated undiscounted cost and to changes in the discount rate can also result in an increase or decrease to the decommissioning liability. Actual costs incurred upon settlement of the obligation are recorded against the decommissioning liability to the extent of the liability recorded.

  (w)
  Pensions and other post-employment benefits

    Certain of our partnership's subsidiaries offer post-employment benefits to its employees by way of a defined contribution plan. Payments to defined contribution pension schemes are expensed as they fall due.

    Certain of our partnership's subsidiaries offer defined benefit plans. Defined benefit pension expense, which includes the current year's service cost, is included in Direct operating costs within the interim condensed consolidated statement of operating results. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets, as a defined benefit asset or liability reported as other assets or accounts payable and other in our interim condensed consolidated statements of financial position. The partnership's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.

    The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected unit credit method (also known as the projected benefit method pro-rated on service) and management's best estimate of plan investment performance, salary escalation, retirement ages of employees and their expected future longevity.

    For the purposes of calculating the return on plan assets, those assets are valued at fair value.

    Our partnership recognizes actuarial gains and losses in other comprehensive income (loss) in the period in which those gains and losses occur.

  (x)
  Assets held for sale

    Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

    Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell and are classified as current. Once classified as held for sale, property, plant and equipment and intangible assets, are not depreciated or amortized, respectively.

  (y)
  Critical accounting judgments and key sources of estimation uncertainty

    The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

    The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

    Critical judgments made by management and utilized in the normal course of preparing our partnership's interim condensed consolidated financial statements are outlined below.

  (i)
  Business Combinations

    Our partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    accounting for a business combination has not been completed as of the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

  (ii)
  Common Control Transactions

    IFRS 3, Business Combinations, or IFRS 3, does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Our partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.

  (iii)
  Indicators of Impairment

    Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of our partnership's assets, including: the determination of our partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

    For some of our assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.

  (iv)
  Revenue Recognition

    Certain of our partnership's subsidiaries use the percentage-of-completion method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.

  (v)
  Financial Instruments

    Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of our partnership relative to its counterparties; the credit risk of our partnership's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

  (vi)
  Income Taxes

    The determination of future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary requires judgment. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the unaudited interim condensed consolidated statement of financial position dates.

  (vii)
  Decommissioning Liabilities

    Decommissioning costs will be incurred at the end of the operating life of some of our oil and gas facilities and mining properties. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

  (viii)
  Oil and Gas Properties

    The process of estimating our partnership's proved and probable oil and gas reserves requires significant judgment and estimates. Factors such as the availability of geological and engineering data, reservoir performance data, acquisition and divestment activity, drilling of new wells, development costs and commodity prices all impact the determination of our partnership's estimates of its oil

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    and gas reserves. Future development costs are based on estimated proved and probable reserves and include estimates for the cost of drilling, completing and tie in of the proved undeveloped and probable additional reserves and may vary based on geography, geology, depth, and complexity. Any changes in these estimates are accounted for on a prospective basis. Oil and natural gas reserves also have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.

  (ix)
  Other

    Other estimates and assumptions utilized in the preparation of our partnership's financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.

    Other critical judgments include the determination of functional currency and the determination of control.

  (z)
  Earnings (loss) per Limited Partnership Unit

    The partnership calculates basic earnings (loss) per unit by dividing net income attributable to limited partners by the weighted average number of limited partnership units outstanding during the period. For the purpose of calculating diluted earnings (loss) per unit, the partnership adjusts net income (loss) attributable to limited partners, and the weighted average number of limited partnership units outstanding, for the effects of all dilutive potential limited partnership units.

  (aa)
  Leases

    Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the lease to the lessee. All other leases are classified as operating leases.

    Assets held under finance leases are initially recognized at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the interim condensed consolidated statement of financial position as a finance lease obligation within accounts payable and other.

    Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

    Finance lease assets are amortized on a straight line basis over the estimated useful life of the asset.

  (ab)
  Segments

    Our operating segments are components of the business for which discrete financial information is reviewed regularly by our Chief Operating Decision Maker, or CODM to assess performance and make decisions regarding resource allocation. We have assessed our CODM to be our Chief Executive Officer and Chief Financial Officer. Our operating segments are Construction Services, Other Business Services, Energy, Other Industrial Operations and Corporate and Other.

  (ac)
  Future Changes in Accounting Policies

  (i)
  Revenue from Contracts with Customers

    IFRS 15, Revenue from Contracts with Customers, or IFRS 15, specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early adoption permitted. Our partnership is currently evaluating the impact of IFRS 15 on its financial statements.

  (ii)
  Financial Instruments

    In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments, or IFRS 9, superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Our partnership is currently evaluating the impact of IFRS 9 on its financial statements.

  (iii)
  Leases

    IFRS 16, Leases, or IFRS 16, provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. Our partnership is currently evaluating the impact of IFRS 16 on its financial statements.

  (iv)
  Income taxes

    In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, or IAS 12 to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset's carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. Our partnership is currently evaluating the impact of the amendment on its financial statements.

  (v)
  Disclosures — Statement of cash flows

    In January 2016, the IASB issued certain amendments under its disclosure initiative to IAS 7, Statement of cash flows, or IAS 7. These amendments require entities to provide additional disclosures that will enable financial statements users to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. Our partnership is currently evaluating the impact of the amendment on its financial statements

NOTE 3.    ACQUISITION OF BUSINESSES

  When determining the basis of accounting for the partnership's investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees' relevant activities. Control is obtained when our partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.

  Our partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

  (a)
  Acquisitions completed in the nine months ended September 30, 2016

    The following summarizes the consideration transferred, assets acquired and liabilities assumed at the acquisition date:

US$ MILLIONS	Other Businesses Services
Total consideration	$9

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 3.    ACQUISITION OF BUSINESSES (Continued)

US$ MILLIONS	Other Businesses Services(1)
Net working capital(1)	$8
Intangible assets(1)	4
Goodwill(1)	25

Net assets acquired before non-controlling interest	37
Non-controlling interest(2)	(28)

Net assets acquired	$9

(1)
The fair values of all acquired assets, liabilities and goodwill for this acquisition has been determined on a preliminary basis.

(2)
Non-controlling interests recognized on business combinations were measured at fair value.

  Other Business Services — Facilities Management

    On August 1, 2016, we acquired, in partnership with institutional investors, a 85% interest in a data center facility management services provider in the United States for consideration of $9 million attributable to the partnership. On acquisition, we had a 24% economic interest and a 85% voting interest in this business, which provides us with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Acquisition costs of less than $0.5 million were expensed at the acquisition dates and recorded as other expenses on the unaudited interim condensed consolidated statement of operating results. Goodwill of $25 million was acquired, which represents the synergies we expect to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.

    Our partnership's results from operations for the nine months ended September 30, 2016, includes $3 million of revenue and $nil of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2016 our pro forma revenue would have been increased by approximately $13 million for the nine months ended September 30, 2016 and pro forma net income would have been increased by less than $1 million attributable to the partnership for the nine months ended September 30, 2016.

  (b)
  Acquisitions completed in the nine months ended September 30, 2015

    The following summarizes the consideration transferred, assets acquired and liabilities assumed at the acquisition date:

US$ MILLIONS	Other Businesses Services	Energy	Other Industrial Operations
Total consideration	$159	$194	$430

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 3.    ACQUISITION OF BUSINESSES (Continued)

US$ MILLIONS	Other Businesses Services	Energy	Other Industrial Operations
Net working capital	$21	$—	$527
Property, plant and equipment	4	806	1,009
Intangible assets	202	—	162
Goodwill	189	—	172
Other long term assets	1	—	8
Acquisition gain	—	(171)	(7)
Net deferred income tax liabilities	(19)	(57)	(39)
Decommissioning liability	—	(97)	(12)
Other long term liabilities	—	—	(110)
Borrowings	—	—	(483)

Net assets acquired before non-controlling interest	398	481	1,227
Non-controlling interest(1)	(239)	(287)	(797)

Net assets acquired	$159	$194	$430

(1)
Non-controlling interests recognized on business combinations were measured at fair value.

  Other Business Services — Facilities Management

  Prior to February 2015, we owned 49.9% of a facilities management business which we accounted for using the equity method. In February 2015, we acquired, in partnership with institutional investors, the remaining 50.1% interest and began consolidating the business. On acquisition, we had a 40% economic interest and a 100% voting interest in this business, which provides us with control over the business. Accordingly, we consolidate this business for financial statement purposes. Total consideration for the acquisition was $159 million attributable to Brookfield and acquisition costs of less than $0.1 million were expensed and recorded as other expenses on the interim condensed consolidated statement of operating results.

  Goodwill of $189 million was acquired, which represents benefits we expect to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.

  Our results from operations for the nine months ended September 30, 2015 includes revenues of $604 million and approximately $2 million of net income attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015, our pro forma revenues would have increased by $129 million and pro forma net income attributable to Brookfield would have been higher by $4 million.

  The following table provides details of the business combinations achieved in stages:

US$ MILLIONS	September 30, 2015
Fair value of investment immediately before acquiring control	$200
Less: Carrying value of investment immediately before acquisition	97
Less: Amounts recognized in OCI(1)	7

Remeasurement gain recorded in net income	$96

(1)
Included in carrying value of the investment immediately before acquisition.

  Energy — Oil and Gas

  In January 2015, one of our subsidiaries acquired certain oil and gas assets in the Clearwater region of Central Alberta, Canada for total consideration of approximately $194 million attributable to Brookfield. The consideration was financed by issuances of common shares

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 3.    ACQUISITION OF BUSINESSES (Continued)

  and bank indebtedness of the subsidiary. Acquisition costs of less than $0.3 million were expensed at the acquisition date and recorded as other expenses on the interim condensed consolidated statement of operating results.

  Related to this acquisition, we reported a gain of $171 million, net of deferred income tax of $57 million for the nine months ended September 30, 2015. The gain was calculated as the difference between the total acquisition-date fair value of the identifiable net assets acquired and the fair value of the consideration transferred including non-controlling interest. The fair value of the identifiable net assets acquired primarily consisted of reserve value net of decommissioning liability. The reserve value was calculated based on a discounted cash flow methodology taking into account proved and probable reserves based on a third party reserve report. The decommissioning liability includes cost to reclaim abandoned wells and facilities and is based on a credit adjusted rate of 6.5% and an inflation rate of 2%. Prior to recognizing the gain, we assessed whether all assets acquired and liabilities assumed had been correctly identified, the key valuation assumptions and business combination accounting procedures for this acquisition. The sale was part of a series of transactions undertaken by the seller to divest of its coal bed methane assets and other non-core assets in order to focus on its core operations in the production and sale of natural gas, oil and natural gas liquids. The seller approached us directly, based on our demonstrated ability to operate similar businesses, and found it advantageous to accept our purchase price given certainty of closing the transaction. We believe the non-strategic nature of the divestiture to the seller, coupled with economic trends in the industry and the geographic region in which the assets acquired are located contributed to the seller's decision to negotiate a transaction with us. Therefore, we concluded that the recognition of a bargain purchase gain was appropriate for this acquisition.

  Our partnership's results from operations for the nine months ended September 30, 2015 include $119 million of revenue and $23 million of net income attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015, our partnership's pro forma revenues would have increased by $7 million and net income would have increased by $1 million attributable to Brookfield.

  Other Industrial Operations

  On June 1, 2015, we acquired, in partnership with institutional investors, a 100% interest in a manufacturing business for consideration of $20 million attributable to Brookfield. On acquisition, we had a 25% economic interest and a 100% voting interest in this business, which provides us with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Acquisition costs of less than $0.1 million were expensed at the acquisition dates and recorded as other expenses on the interim condensed consolidated statement of operating results.

  We reported a gain of $7 million for the nine months ended September 30, 2015 for this acquisition. The gain was calculated as the difference between the total acquisition-date fair value of the identifiable net assets acquired and the fair value of the consideration transferred including non-controlling interest. The gain was primarily attributable to the increase in the fair value of the PP&E acquired as compared to its historical carrying value.

  Our partnership's results from operations for the nine months ended September 30, 2015, includes $131 million of revenue and $4 million of net income attributable to Brookfield from the acquisition. If the acquisition had been effective January 1, 2015 our pro forma revenue would have been increased by $168 million for the nine months ended September 30, 2015 and pro forma net income would have been increased by $11 million attributable to Brookfield for the nine months ended September 30, 2015.

  In August 2015, our partnership acquired with institutional investors, a 100% interest in a manufacturing business for consideration of $342 million attributable to parent. On acquisition, our partnership had a 40% economic interest and a 100% voting interest in this business, which provides our partnership with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Acquisition costs of $23 million were expensed at the acquisition dates and recorded as other expenses in the interim condensed consolidated statement of operating results.

  Goodwill of $172 million was acquired, which represents benefits our partnership expects to receive from the integration of the operations. None of the goodwill recognized is deductible for income tax purposes.

  Our partnership's results from operations for the nine months ended September 30, 2015, includes $95 million of revenue and $3 million of net loss attributable to parent from the acquisition. If the acquisition had been effective January 1, 2015, the pro forma revenue of our partnership would have been increased by $438 million for the nine months ended September 30, 2015 and pro forma net income would have been decreased by $48 million attributable to parent for the nine months ended September 30, 2015.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 3.    ACQUISITION OF BUSINESSES (Continued)

  In August 2015, our partnership acquired with institutional investors, a 92% interest in a mining business for total consideration of $68 million attributable to parent. On acquisition, our partnership had a 25% economic interest and a 100% voting interest in this business, which provides our partnership with control over the business. Accordingly, we consolidate this business for financial reporting purposes. Prior to the acquisition, our partnership had a loan investment in this mining business. Upon the settlement of the pre-existing loan investment relationship, our partnership recorded income of $62 million within other income (expense), net in the interim condensed consolidated statement of operating results. Acquisition costs of less than $0.1 million were expensed at the acquisition date and recorded as other expenses in the interim condensed consolidated statement of operating results.

  Our partnership's results from operations for the nine months ended September 30, 2015, includes $32 million of revenue and $1 million of net loss attributable to parent from the acquisition. If the acquisition had been effective January 1, 2015, the pro forma revenue of our partnership would have been increased by $92 million for the nine months ended September 30, 2015 and pro forma net income would have been decreased by $10 million attributable to parent for the nine months ended September 30, 2015.

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.

  Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value on the interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.

  The following table provides the details of financial instruments and their associated financial instrument classifications as of September 30, 2016:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$728	$728
Accounts receivable, net (current and non-current)(1)	43	—	1,816	1,859
Other assets (current and non-current)(2)	—	—	181	181
Financial assets (current and non-current)(a)	18	408	81	507

Total	$61	$408	$2,806	$3,275

Financial liabilities
Accounts payable and other(3)(a)	$38	$—	$2,197	$2,235
Borrowings (current and non-current)	—	—	1,841	1,841

Total	$38	$—	$4,038	$4,076

(1)
Accounts receivable recognized as fair value relate to receivables in the mining business.

(2)
Excludes prepayments and other assets and assets held for sale of $258 million.

(3)
Excludes provisions, decommissioning liabilities and liabilities related to assets held for sale of $249 million.

(a)
Refer to Hedging Activities.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  The following table provides the details of financial instruments and their associated financial instrument classifications as of December 31, 2015:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash	$—	$—	$354	$354
Accounts receivable, net (current and non-current)(1)	37	—	1,598	1,635
Other assets (current and non-current)(2)	—	—	204	204
Financial assets (current and non-current)(a)	35	259	115	409

Total	$72	$259	$2,271	$2,602

Financial liabilities
Accounts payable and other(3)(a)	$2	$—	$2,109	$2,111
Borrowings (current and non-current)	—	—	2,074	2,074

Total	$2	$—	$4,183	$4,185

(1)
Accounts receivable recognized as fair value related to receivables in the mining business acquired during the period.

(2)
Excludes prepayments and other assets of $102 million.

(3)
Excludes provisions, decommissioning liabilities and other liabilities of $264 million.

(a)
Refer to Hedging Activities.

  Included in cash and cash equivalents as of September 30, 2016 is $548 million of cash and $180 million of deposits held with Brookfield, as described in Note 1(b)(iv).

  The fair value of all financial assets and liabilities as of September 30, 2016 were consistent with carrying value, with the exception of the borrowings at one of our other industrial operations, where fair value determined using Level 2 inputs was $327 million versus a book value of $371 million. Fair value of all financial assets and liabilities as of December 31, 2015 were consistent with carrying value.

  (a)
  Hedging Activities

    Our partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2016, unrealized pre-tax net losses of $10 million and $25 million (September 30, 2015: $19 million and $30 million of gains, respectively) was recorded in other comprehensive income, or OCI, respectively, for the effective portion of hedges of net investments in foreign operations. As of September 30, 2016, there was a derivative asset balance of $2 million and a derivative liabilities balance of $17 million relating to derivative contracts designated as net investment hedges (December 31, 2015: $19 million asset).

    Other derivative instruments are measured at fair value, with changes in fair value recognized in the unaudited interim condensed consolidated statement of operating results.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  Fair Value Hierarchical Levels — Financial Instruments

  Assets and liabilities measured at fair value on a recurring basis include $16 million (December 31, 2015: $8 million) of financial assets and $nil (December 31, 2015: $nil) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.

  The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as of September 30, 2016 and December 31, 2015. There were no transfers between levels during the periods presented.

	September 30, 2016			December 31, 2015
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$69	—	—	$58	—	—
Corporate bonds	166	173	—	44	157	—
Accounts receivable	—	43	—	—	37	—
Loans and notes receivable	—	—	4	—	—	3
Derivative assets	—	2	12	—	27	5

	$235	$218	$16	$102	$221	$8

Financial liabilities
Derivative liabilities	$—	$38	$—	$—	$2	$—

	$—	$38	$—	$—	$2	$—

  The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(US$ MILLIONS) Type of asset/liability	Carrying value September 30, 2016	Valuation technique(s) and key input(s)
Derivative assets	$2	Fair value of derivative contracts incorporates quoted market prices, or in their absence internal valuation models corroborated with observable market data; and for foreign exchange derivatives, observable forward exchange rates at the end of the reporting period.
Derivative liabilities	$38
Accounts receivable	$43	Accounts receivable represents amounts due from customers for sales of metals concentrate subject to provisional pricing, which is fair valued using forward metal prices and foreign exchange rates applicable for the month of final settlement.
Corporate bonds	$173	Fair value of corporate bonds was determined by obtaining broker quoted prices or executable deal quotes for identical instruments.

  Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the partnership uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(US$ MILLIONS) Type of asset/liability	Carrying value September 30, 2016	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Loans and notes receivables	$4	Discounted Cash Flows	Cash Flows	Increases (decreases) in future cash flows increase (decrease) fair value
Derivative assets	$12	Black-Scholes model	Volatility	Increases (decreases) in volatility increase (decrease) fair value

  Offsetting of Financial Assets and Liabilities

  Financial assets and liabilities are offset with the net amount reported in the interim condensed consolidated statements of financial position where our partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As of September 30, 2016, $22 million (December 31, 2015: $29 million) of financial assets and $10 million (December 31, 2015: $17 million) of financial liabilities were offset in the interim condensed consolidated statements of financial position related to derivative financial instruments.

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	September 30, 2016	December 31, 2015
Current:
Marketable securities	$408	$259
Restricted cash	80	97
Derivative contracts	2	27
Loans and notes receivable	5	5

Total current	$495	$388

Non-current
Derivative contracts	$12	$5
Loans and notes receivable	—	16

Total non-current	$12	$21

(1)
The increase in marketable securities is primarily due to the purchases made during the three and nine months ended September 30, 2016. For the three and nine months ended September 30, 2016, we recorded net gains of $29 million and $57 million, respectively related to the sale of marketable securities.

  For the three and nine months ended September 30, 2015, we recognized impairment expense of $88 million, of which $51 million was related to the other-than-temporary decline in the value of a public security in our other business segment. The additional $37 million of impairment expense was recognized in our energy segment, primarily as the result of continued weakness in the commodity price environment.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 6.    OTHER ASSETS

	September 30, 2016	December 31, 2015
Current:
Work in progress (Note 12)	$181	$204
Held for sale(1)	128	12
Prepayments and other assets	111	67

Total current	$420	$283

Non-current:
Prepayments and other assets	$19	$23

Total non-current	$19	$23

(1)
An impairment expense of $106 million was recorded in the nine months ended September 30, 2016 related to the sale of non-core assets at our graphite electrode manufacturing business within our other industrial operations segment.

NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	September 30, 2016	December 31, 2015
Current:
Raw materials and consumables	$82	$110
Work in process	65	180
Finished goods	118	152

Carrying amount of inventories	$265	$442

  Inventories recognized as expense during the three and nine months ended September 30, 2016 amounted to $251 million and $781 million, respectively (September 30, 2015: $247 million and $520 million, respectively). Inventories within our other industrial operations' were written down to net realizable value resulting in an expense of $6 million for the nine months ended September 30, 2016 (September 30, 2015: $nil).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 8.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	September 30, 2016	December 31, 2015
Gross Carrying Amount:
Beginning Balance	$2,959	$1,572
Additions	103	126
Disposals(1)	(95)	(171)
Acquisitions through business combinations	—	1,819
Transfers(2)	(100)	(6)
Net foreign currency exchange differences	130	(381)

Ending Balance	$2,997	$2,959

Accumulated Depreciation and Impairment
Beginning Balance	(595)	(497)
Depreciation/depletion/impairment expense	(166)	(229)
Disposals	9	43
Transfers(2)	7	—
Net foreign currency exchange differences	(31)	88

Ending Balance	$(776)	$(595)

Net Book Value	$2,221	$2,364

(1)
As of September 30, 2016, includes a reduction of $67 million related to a change in estimate of the fair value of a decommissioning liability at one of our oil and gas subsidiaries.

(2)
Includes assets transferred to assets held for sale.

NOTE 9.    EQUITY ACCOUNTED INVESTMENTS

  In April 2016, the partnership sold a 12% interest in an equity accounted investment within its Energy segment for $79 million.

NOTE 10.    GOODWILL

  The following table presents the change in the balance of goodwill:

(US$ MILLIONS)	September 30, 2016	December 31, 2015
Cost	$1,124	$882
Acquisitions through business combinations(1)	25	365
Impairment losses(2)	—	(14)
Foreign currency translation	35	(109)

Total	$1,184	$1,124

(1)
See Note 3 for additional information.

(2)
As of December 31, 2015, an impairment of goodwill of $14 million was recorded in one of our energy related subsidiaries primarily due to the sustained decrease in oil and gas pricing. The recoverable amount was determined using discounted cash flows assuming a pre-tax discount rate of 16.5% and a terminal value growth rate of 2.5%.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 10.    GOODWILL (Continued)

  Goodwill is allocated to the following segments as of September 30, 2016 and December 31, 2015:

(US$ MILLIONS)	September 30, 2016	December 31, 2015
Construction Services	$778	$751
Other Business Services	232	198
Other Industrial Operations	174	175

Total	$1,184	$1,124

NOTE 11.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	September 30, 2016	December 31, 2015
Current:
Accounts payable	$1,199	$1,268
Accrued and other liabilities(1)	522	432
Work in progress (Note 12)	320	245
Provisions and decommissioning liabilities	51	39

Total current	$2,092	$1,984

Non-current:
Accounts payable	$91	$51
Accrued and other liabilities(1)	127	120
Provisions and decommissioning liabilities	174	220

Total non-current	$392	$391

(1)
Includes defined benefit pension obligation and post-retirement benefit obligation of $84 million ($3 million current and $81 million non-current), as of September 30, 2016, (December 31, 2015: $87 million, $4 million current and $83 million non-current).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 11.    ACCOUNTS PAYABLE AND OTHER (Continued)

  The following table presents the change in the provision balances for our partnership:

(US$ MILLIONS)	Decommissioning liability	Provisions for Defects	Other	Total Provisions
Balance at January 1, 2015	$195	$50	$14	$259
Additional provisions recognized	107	19	25	151
Reduction arising from payments/derecognition	(6)	(14)	(14)	(34)
Accretion expenses	11	3	1	15
Change in discount rate(1)	(113)	—	(1)	(114)
Change in other estimates	31	—	(3)	28
Net foreign currency exchange differences	(33)	(10)	(3)	(46)

Balance at December 31, 2015	$192	$48	$19	$259

Additional provisions recognized	$—	$6	$38	$44
Reduction arising from payments/derecognition	(2)	(6)	(19)	(27)
Accretion expenses	7	—	—	7
Change in discount rate	2	—	—	2
Change in other estimates(2)	(67)	—	(3)	(70)
Net foreign currency exchange differences	10	—	—	10

Balance at September 30, 2016	$142	$48	$35	$225

(1)
The reduction in the decommissioning liability is due to a change in discount rate in our oil and gas subsidiaries.

(2)
Decommissioning liabilities has been decreased due to a change in the estimated useful life of the reserves at one of our oil and gas subsidiaries.

NOTE 12.    CONTRACTS IN PROGRESS

  A summary of our partnership's contracts in progress are below:

(US$ MILLIONS)	September 30, 2016	December 31, 2015
Contract costs incurred to date	$8,700	$7,372
Profit recognized to date (less recognized losses)	528	470

	9,228	7,842
Less: progress billings	(9,367)	(7,883)

Contract work in progress (liability)	$(139)	$(41)

Comprising:
Amounts due from customers — work in progress (current)	$181	$204
Amounts due to customers — creditors (current)	(320)	(245)

Net work in progress	$(139)	$(41)

NOTE 13.    BORROWINGS

  Current and non-current borrowings as of September 30, 2016 were $1,841 million (December 31, 2015: $2,074 million).

  During the three months ended September 30, 2016, the partnership entered into revolving credit facilities for an aggregate of $150 million with a group of US and Canadian banks. The facilities have terms of two years and are available to fund acquisitions and for general corporate purposes. The revolver bears interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or base rate

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 13.    BORROWINGS (Continued)

  or prime rate plus 1.75%. It requires the partnership to maintain a minimum tangible net worth of $1.5 billion, a debt to capitalization ratio 0.2:1 and a $75 million liquidity covenant. As of September 30, 2016, $nil was drawn on the facilities.

  Our partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of our partnership's real estate services businesses within our Other Business Services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, our partnership has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred.

  As discussed in Note 1(b)(iii), our partnership entered into a credit agreement with Brookfield for two, three-year revolving credit facilities with variable interest rates. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. Commencing June 20, 2016, both credit facilities are available for an initial term of three years and are extendible at our option by two, one-year renewals, subject to our partnership paying an extension fee and being in compliance with the credit agreement. The credit facilities are guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of Holding LP that is not otherwise a borrower. As of September 30, 2016, $nil was drawn on the credit facilities under the Brookfield Credit Agreements.

NOTE 14.    RELATED PARTY TRANSACTIONS

  In the normal course of operations, our partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

  Corporate allocations and parent company's investment

  As discussed in Note 2(a), prior to the Spin-off, general corporate expenses of Brookfield were allocated to our partnership. General corporate expenses allocated to our partnership for the three and nine months ended September 30, 2016 were $nil million and $6 million, respectively (September 30, 2015: $1 million and $2 million, respectively).

  Transactions with the parent company

  As of September 30, 2016, $nil was drawn on the credit facilities under the Brookfield Credit Agreement (December 31, 2015: $nil).

  As described in Note 1(b)(iv), as part of the Spin-off, the partnership entered into a Deposit Agreement with Brookfield. As of September 30, 2016, the partnership's deposit balance with Brookfield was $180 million. For the three and nine months ended September 30, 2016 the partnership earned interest income at LIBOR plus 20 basis points which was less than $1 million.

  As described in Note 1(b)(iv), at the time of the Spin-off, the partnership entered into a Master Services Agreement with its Service Providers, which are wholly-owned subsidiaries of Brookfield. The base management fee for the three and nine months ended September 30, 2016 were $6 million and $7 million, respectively.

  For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for our partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (as defined in the Master Service Agreement) that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 14.    RELATED PARTY TRANSACTIONS (Continued)

  Other

  The following table summarizes other transactions our partnership has entered into with related parties:

	Three Months Ended		Nine Months Ended
(US$ MILLIONS)	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Transactions during the period:
Construction revenues	$83	$93	$241	$286

	$83	$93	$241	$286

(US$ MILLIONS)	September 30, 2016	December 31, 2015
Balances at end of period:
Accounts receivable, net	$83	$59

Accounts payable and other	$19	$10

NOTE 15.    DERIVATIVE FINANCIAL INSTRUMENTS

  Our partnership's activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Our partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

  The aggregate notional amount of our partnership's derivative positions related to foreign exchange contracts and other derivatives for the periods ended September 30, 2016 and December 31, 2015 is presented in the table below:

(US$ MILLIONS)	September 30, 2016	December 31, 2015
Foreign exchange contracts(1)	$705	$163
Option contracts(1)	—	—

	$705	$163

(1)
Notional amounts are presented on a net basis for those derivative instruments that are offset.

  Energy contracts

  Our partnership held the following commodity swap contracts as of September 30, 2016.

(US$ MILLIONS)	Total volume	Weighted average price range	Remaining term	Fair market value liability
Commodity swap	390,000 GJ/d	(CAD$/GJ) $1.34-$2.97	Oct 16 – Nov 18	$19

NOTE 16.    EQUITY

  As of September 30, 2016, Brookfield Business Partners L.P.'s capital structure was comprised of two classes of partnership units: limited partnership units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 16.    EQUITY (Continued)

  Holding LP's capital structure is comprised of three classes of partnership units: special limited partner units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on a 20% increase in the unit price of our partnership over an initial threshold of $25/unit, subject to a high water mark. As of September 30, 2016, this threshold has not been met.

  Holding LP has issued 48.2 million Redemption-Exchange Units to Brookfield. Both the units issued by the Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described in Note 1(b)(i).

  As part of the Spin-off, Brookfield subscribed for $15 million of preferred shares of our holding entities. The rights of the preferred shareholders are described in Note 1(b)(ii).

  Prior to Spin-off, equity that is not attributable to interests of others in operating subsidiaries has been allocated to the parent company.

  For the three and nine months ended September 30, 2016, the partnership distributed a dividend to LP, GP and REU unitholders of $7 million, or $0.07 per partnership unit (2015: $nil).

  (a)
  General and limited partnership units

    General and limited partnership units outstanding are as follows:

	General Partner Units		Limited partnership units		Total
UNITS	2016	2015	2016	2015	2016	2015
Authorized and issued
Issued on Spin-off	4	—	33,845,298	—	33,845,302	—
Issued for cash	—	—	10,000,000	—	10,000,000	—

On issue at September 30	4	—	43,845,298	—	43,845,302	—

    The weighted average number of general partner units outstanding for the period from June 20, 2016 to September 30, 2016 was 4 (2015: nil). The weighted average number of limited partnership units outstanding the period from June 20, 2016 to September 30, 2016 was 43.8 million (2015: nil).

  (b)
  Redemption-Exchange Units held by Brookfield

	Redemption- Exchange Units held by Brookfield
UNITS	2016	2015
Authorized and issued
Issued on Spin-off	48,150,497	—

On issue at September 30	48,150,497	—

    The weighted average number of Redemption-Exchange Units outstanding the period from June 20, 2016 to September 30, 2016 was 48.2 million (2015: nil).

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 16.    EQUITY (Continued)

  (c)
  Special Limited Partner Units held by Brookfield

	Special Limited Partner Units held by Brookfield
UNITS	2016	2015
Authorized and issued
Issued on Spin-off	4	—

On issue at September 30	4	—

    The weighted average number of Special LP units outstanding the period from June 20, 2016 to September 30, 2016 was 4 (2015: nil).

  (d)
  Preferred Shares held by Brookfield

	Preferred Shares held by Brookfield
SHARES	2016	2015
Authorized and issued
Issued on Spin-off	200,002	—

On issue at September 30	200,002	—

NOTE 17.    ACCUMULATED OTHER COMPREHENSIVE INCOME

  (a)
  Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	Available-for- sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as of January 1, 2016	$—	$—	$—	$—
Other comprehensive income (loss)	—	(3)	(4)	(7)
Unit issuance/reorganization	(127)	(9)	5	(131)

Balance as of September 30, 2016	$(127)	$(12)	$1	$(138)

(1)
Represents net investment hedges, cash flow hedges and other reserves.

    Comparative figures have not been presented as the Limited Partner units did not exist in the comparative period.

  (b)
  Attributable to General Partner and Special Limited Partners

    Accumulated other comprehensive income attributable to General Partner and Special Limited partners has not been disclosed as collectively these partners hold 8 units, thus the figures are immaterial.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 17.    ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

  (c)
  Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield

(US$ MILLIONS)	Foreign currency translation	Available-for- sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as of January 1, 2016	$—	$—	$—	$—
Other comprehensive income (loss)	1	(4)	(5)	(8)
Unit issuance/reorganization	(181)	(13)	7	(187)

Balance as of September 30, 2016	$(180)	$(17)	$2	$(195)

(1)
Represents net investment hedges, cash flow hedges and other reserves.

    Comparative figures have not been presented as the Redemption-Exchange Units did not exist in the comparative period.

  (d)
  Attributable to Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	Available-for- sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as of January 1, 2016	$(358)	$(35)	$33	$(360)
Other comprehensive income (loss)	53	13	(16)	50
Net increase/decrease in parent company investment	(3)	—	(5)	(8)
Unit issuance/reorganization	308	22	(12)	318

Balance as of September 30, 2016	$—	$—	$—	$—

(US$ MILLIONS)	Foreign currency translation	Available-for- sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as of January 1, 2015	$(193)	$(12)	$—	$(205)
Other comprehensive income (loss)	(165)	(15)	30	(150)
Net increase/decrease in parent company investment	11	—	—	11
Unit issuance/reorganization	—	—	—	—

Balance as of September 30, 2015	$(347)	$(27)	$30	$(344)

(1)
Represents net investment hedges, cash flow hedges and other reserves.

NOTE 18.    DIRECT OPERATING COSTS

  Key decision makers of our partnership are employees of the ultimate parent company, which provides management services under the Master Services Agreement. Direct operating costs primarily relate to cost of sales and compensation at our underlying operations and

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 18.    DIRECT OPERATING COSTS (Continued)

  include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes. The following table lists the direct operating costs for the three and nine months ended September 30, by nature:

	Three months ended September 30,		Nine months ended September 30,
(US$ MILLIONS)	2016	2015	2016	2015
Cost of sales	$1,551	$1,396	$4,322	$3,432
Compensation	334	312	990	779
Property taxes, sales taxes and other	4	8	10	12

Total	$1,889	$1,716	$5,322	$4,223

NOTE 19.    SEGMENT INFORMATION

  Our operations are organized into five operating segments which are regularly reviewed by our CODM for the purpose of allocating resources to the segment and to assess its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is company funds from operations, or Company FFO.

  Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.

	Three months ended September 30, 2016
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$1,120	$509	$68	$346	$—	$2,043
Direct operating costs	(1,089)	(457)	(43)	(300)	—	(1,889)
General and administrative expenses	(12)	(26)	(4)	(21)	(7)	(70)
Interest expense	—	(4)	(9)	(11)	—	(24)
Equity accounted income	1	8	30	—	—	39
Current income taxes	(4)	(3)	—	(1)	—	(8)
Realized disposition gain	—	—	5	24	—	29
Company FFO attributable to non-controlling interests	—	(9)	(35)	(26)	—	(70)

Company FFO attributable to unitholders(1)	$16	$18	$12	$11	$(7)	50
Depreciation and amortization expense(2)						(71)
Deferred income taxes						3
Impairment expense, net						—
Other income (expense), net						11
Non-cash items attributable to equity accounted investments						(11)
Non-cash items attributable to non-controlling interests						38

Net income attributable to unitholders						$20

(1)
Company FFO and net income attributable to unitholders include net income and Company FFO attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

(2)
For the three months ended September 30, 2016, depreciation and amortization by segment is as follows; Construction Services $4 million, Other Business Services $9 million, Energy $29 million, Other Industrial Operations $29 million.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 19.    SEGMENT INFORMATION (Continued)

	Nine months ended September 30, 2016
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$3,127	$1,442	$197	$962	$—	$5,728
Direct operating costs	(3,027)	(1,304)	(130)	(861)	—	(5,322)
General and administrative expenses	(32)	(76)	(12)	(69)	(8)	(197)
Interest expense	(1)	(11)	(24)	(35)	—	(71)
Equity accounted income	1	18	117	—	—	136
Current income taxes	(5)	(9)	(1)	(3)	—	(18)
Realized disposition gain	—	—	24	33	—	57
Company FFO attributable to non-controlling interests	—	(25)	(124)	(19)	—	(168)

Company FFO attributable to unitholders(1)	$63	$35	$47	$8	$(8)	145
Depreciation and amortization expense(2)						(219)
Deferred income taxes						25
Impairment expense, net						(106)
Other income (expense), net						(20)
Non-cash items attributable to equity accounted investments						(61)
Non-cash items attributable to non-controlling interests						218

Net loss attributable to unitholders(1)						$(18)

(1)
Company FFO and net income attributable to unitholders include net income and Company FFO attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

(2)
For the nine months ended September 30, 2016, depreciation and amortization by segment is as follows; Construction Services $14 million, Other Business Services $26 million, Energy $89 million, Other Industrial Operations $90 million.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 19.    SEGMENT INFORMATION (Continued)

	Three months ended September 30, 2015
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$1,023	$475	$80	$313	$—	$1,891
Direct operating costs	(984)	(430)	(38)	(264)	—	(1,716)
General and administrative expenses	(18)	(20)	(6)	(23)	—	(67)
Interest expense	—	(3)	(5)	(8)	—	(16)
Equity accounted income	2	7	21	—	—	30
Current income taxes	(3)	(5)	—	(3)	—	(11)
FFO attributable to non-controlling interests	—	(7)	(36)	(10)	—	(53)

FFO attributable to parent company	$20	$17	$16	$5	$—	58
Depreciation and amortization expense(1)						(73)
Gain on acquisitions						—
Deferred income taxes						(1)
Impairment expense, net						(88)
Other income (expense), net						66
Non-cash items attributable to equity accounted investments						—
Non-cash items attributable to non-controlling interests						58

Net income attributable to parent company						$20

(1)
For the three months ended September 30, 2015, depreciation and amortization by segment is as follows; Construction Services $4 million, Other Business Services $11 million, Energy $39 million, Other Industrial Operations $19 million.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 19.    SEGMENT INFORMATION (Continued)

	Nine months ended September 30, 2015
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Revenues	$2,622	$1,236	$256	$553	$—	$4,667
Direct operating costs	(2,513)	(1,123)	(146)	(441)	—	(4,223)
General and administrative expenses	(34)	(65)	(16)	(41)	—	(156)
Interest expense	(2)	(7)	(15)	(12)	—	(36)
Equity accounted income	2	16	21	—	—	39
Current income taxes	(11)	(15)	(1)	(5)	—	(32)
FFO attributable to non-controlling interests	—	(11)	(71)	(36)	—	(118)

FFO attributable to parent company	$64	$31	$28	$18	$—	$141
Depreciation and amortization expense(1)						(187)
Gain on acquisitions						269
Deferred income taxes						9
Other income (expense), net						48
Non-cash items attributable to equity accounted investments						—
Impairment expense, net						(88)
Non-cash items attributable to non-controlling interests						14

Net income attributable to parent company						$206

(1)
For the nine months ended September 30, 2015, depreciation and amortization by segment is as follows; Construction Services $15 million, Other Business Services $31 million, Energy $115 million, Other Industrial Operations $26 million.

  Segment assets

  For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

  The following is an analysis of our partnership's assets by reportable operating segment for the periods under review:

	As of September 30, 2016
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Total assets	$2,287	$1,578	$1,806	$2,205	$238	$8,114

	As of December 31, 2015
	Total attributable to our partnership
(US$ MILLIONS)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
Total assets	$2,125	$1,429	$1,867	$2,214	$—	$7,635

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR
BROOKFIELD BUSINESS PARTNERS L.P.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015

NOTE 20.    SUPPLEMENTAL CASH FLOW INFORMATION

	Nine Months Ended
(US$ MILLIONS)	September 30, 2016	September 30, 2015
Interest paid	$46	$17
Income taxes paid	$7	$4

  Amounts paid and received for interest were reflected as operating cash flows in the interim condensed consolidated statements of cash flows.

  Details of "Changes in non-cash working capital, net" on the interim condensed consolidated statements of cash flows are as follows:

	Nine Months Ended
(US$ MILLIONS)	September 30, 2016	September 30, 2015
Accounts receivable	$(157)	$(588)
Inventory	50	26
Prepayments and other	29	(40)
Accounts payable and other	103	536

Changes in non-cash working capital, net	$25	$(66)

NOTE 21.    SUBSEQUENT EVENTS

  On November 4, 2016 the partnership's Board of Directors declared a dividend of $0.0625 per unit payable on December 31, 2016 to unitholders of record as at close of business on November 30, 2016.

  Subsequent to September 30, 2016, the partnership together with institutional clients of Brookfield signed an agreement to acquire a 70% controlling interest in Brazil's largest private water distribution, collection and treatment company.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        This management's discussion and analysis, or MD&A, of Brookfield Business Partners L.P. and subsidiaries, (collectively, the partnership, or we, or our), covers the financial position as of September 30, 2016 and December 31, 2015 and results of operations for the three and nine month periods ended September 30, 2016 and 2015 which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The information in this MD&A should be read in conjunction with the Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and September 30, 2015, or the interim financial statements. This MD&A was prepared as of November 9, 2016. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.

        In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.

Forward-Looking Statements

        This MD&A contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements in this MD&A include statements regarding the quality of our assets, our financial performance, and the partnership's future growth prospects. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will" and "would" or the negative of those terms or other comparable terminology.

        The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

  •
  changes in the general economy;

  •
  general economic and business conditions that could impact our ability to access capital markets and credit markets;

  •
  the cyclical nature of most of our operations;

  •
  exploration and development may not result in commercially productive assets;

  •
  actions of competitors;

  •
  foreign currency risk;

  •
  our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

  •
  actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

  •
  risks commonly associated with a separation of economic interest from control;

  •
  failure to maintain effective internal controls;

  •
  actions or potential actions that could be taken by Brookfield Asset Management Inc., or Brookfield Asset Management, and its subsidiaries (other than the partnership, and, together with Brookfield Asset Management, Brookfield or the parent company);

  •
  the departure of some or all of Brookfield's key professionals;

  •
  the threat of litigation;

  •
  changes to legislation and regulations;

  •
  possible environmental liabilities and other possible liabilities;

  •
  our ability to obtain adequate insurance at commercially reasonable rates;

  •
  our financial condition and liquidity;

  •
  volatility in oil and gas prices;

  •
  capital expenditures required in connection with finding, developing or acquiring additional reserves;

  •
  downgrading of credit ratings and adverse conditions in the credit markets;

  •
  changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

  •
  the impact of the potential break-up of political-economic unions (or the departure of a union member);

  •
  the general volatility of the capital markets and the market price of our units; and

  •
  other factors described elsewhere in this document and in our prospectus (dated May 13, 2016, or our prospectus), including those set forth under "Risk Factors".

        Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

        These risk factors and others are discussed in detail under the heading "Risk Factors" in our prospectus. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Although the forward-looking statements contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A.

        Please refer to our prospectus available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov for a more comprehensive list of risks and uncertainties under the heading "Risk Factors".

Continuity of Interests

        On June 20, 2016, Brookfield completed the Spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares (the "Spin-off"). Prior to the Spin-off on June 1, 2016, we acquired substantially all of the business services and industrial operations, or the Business, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of the limited partnership units, or LP Units, and 100% of the general partner units, or GP Units, of Brookfield Business Partners L.P., (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of Brookfield Business L.P., or the Holding LP, representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. Brookfield holds an approximate 79% of the partnership interest on a fully exchanged basis. Holders of the GP Units, LP Units and Redemption-Exchange

Units will be collectively referred to throughout this MD&A as "Unitholders". The GP Units, LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one of LP unit multiplied by the number of units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.

        Brookfield directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield's carrying values prior to the Spin-off.

        To reflect the continuity of interests, this MD&A provides comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield.

Basis of Presentation

        The interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the IASB. The interim financial statements include the accounts of our partnership and its consolidated subsidiaries, which are the entities over which our partnership has control.

        For the periods prior to June 20, 2016, our partnership's results represented a carve-out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to our partnership and included allocations of general corporate expenses of the parent company. These expenses, prior to the Spin-off, relate to certain operations oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included as appropriate in our partnership's interim condensed consolidated statement of operating results prior to the Spin-off. These allocations may not, however, reflect the expense our partnership would have incurred as an independent publicly-traded company for the periods presented. Subsequent to the Spin-off, our partnership is no longer allocated general corporate expenses of the parent company as the functions to which they related are now provided through the Master Services Agreement with Brookfield.

        We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are construction services, other business services, energy, other industrial operations, and corporate and other.

        Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars.

Overview of our Business

        The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.

        We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the United Kingdom and the United States. The partnership is focused on owning and operating high-quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership's goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.

Operating Segments

        We have five operating segments which are organized based on how management views business activities within particular sectors:

  i.
  Construction services, which include construction management and contracting services;

  ii.
  Other business services, including commercial and residential real estate services, facilities management, logistics and financial services;

  iii.
  Energy operations, including oil and gas production, and related businesses;

  iv.
  Other industrial operations, including select manufacturing and mining operations; and

  v.
  Corporate and other, which includes corporate cash management and certain investing activities, and activities related to the management of the partnership's relationship with Brookfield.

        The charts below provide a break-down by operating segment of total assets of $8.1 billion as of September 30, 2016 and of total revenues of $2.0 billion for the three months ended September 30, 2016.

Construction Services

        Our construction services business is a leading international contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically sub-contracted to reputable specialists whose obligations mirror those contained within the main construction contract. A smaller part of the business is construction management whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.

        We recognize revenue and costs by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the United Kingdom ("U.K.") and are impacted by the fluctuation in their respective currencies. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.

Other Business Services

        We provide a variety of business services, principally commercial and residential real estate services and facilities management for corporate and government clients. Our business services operations are typically defined by medium to long-term contracts which include the services to be performed and the rates to be earned to perform such services. The majority of our revenue is generated through our facilities management and relocation business. Within our facilities management business we provide professional services, strategic workplace consulting and design and project management to customers across sectors including government, military, financial institutions, utilities, industrial and corporate offices. We are engaged in relocation and related consulting services to individuals and institutions on a global basis, and earn various fees by managing the relocating employees transfer process, as well as expense management on behalf of our clients. Our business service activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.

Energy

        Our energy business is primarily comprised of oil and gas exploration and production, principally through our coal-bed methane, or CBM, platform in Central Alberta, Canada, and an offshore oil and gas operation that serves the Western Australia market. Our energy business also includes energy-related service operations in Canada.

        Our Canadian properties produce approximately 50,000 barrels of oil equivalent per day(1), or BOE/D, 95% of which is natural gas from our CBM platform. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost drilling. Revenue from the sale of oil and gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas in which we have an interest with other producers is recognized based on our working interest. Revenues are exposed to fluctuations in commodity prices, however we aim to enter into contracts to hedge production when appropriate.

        Our Western Australian properties were acquired in June 2015 and are held through an investment in associate. We account for these operations using the equity method of accounting. Production at our Western Australia oil and gas operations is approximately 55,000 BOE/D(2), and we are one of the largest suppliers of gas into the Western Australian domestic market. The operations include critical infrastructure comprised of three domestic gas plants and two floating production, storage and offloading vessels. We recognize oil and natural gas revenues when working interest production is sold to a purchaser at fixed or determinable prices, when delivery has occurred and title has transferred and collectability of the revenue is reasonably assured. Revenues are exposed to fluctuations in commodity prices, however for our natural gas production we aim to enter into long term contracts and have hedged our shorter life conventional oil production through the first quarter of 2018. As of September 30, 2016 we had 129 million barrels of oil equivalent2, or MMBOE2 of natural gas under long-term contracts and 5.8 MMBOE2 of oil and liquids financially hedged.

        In our energy segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.

        Our energy operations also include contract drilling and well-servicing operations primarily located in the Western Canadian Sedimentary Basin, or WCSB. We are the sixth-largest production servicing and drilling platform in Western Canada. Our energy-related contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break-up.

Other Industrial Operations

        Our other industrial operations are focused on manufacturing and distribution activities in a variety of businesses. We manufacture and distribute bath and shower products for the residential housing market in North America. Results from this operation are generally correlated to the general housing market in North America. Our operations also include a leading manufacturer of graphite electrodes, advanced carbon and graphite materials, and needle coke products used in the production of graphite electrodes. Graphite electrodes

(1)
Net of interests to others, but before deduction of royalties.

(2)
Represents full partnership interest, not the partnership's equity interest.

are primarily used in electric arc furnaces in mini-mill steelmaking and a significant portion of our sales is to the steel production industry. We completed the acquisition of this business in August 2015 at what we believe was a low point in the industry cycle driven primarily by the oversupply and downward price pressure in the steel market. This is a capital intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We are currently stream-lining our processes with shorter lead times, lower costs, higher quality products and superior service which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.

        In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, which we held since 2011, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act. Prior to the recapitalization, our condensed and consolidated results included interest and fees on our loan position. We manufacture and market corrugated high-density polyethylene pipe, or HDPE pipe, corrugated steel pipe, or CSP, and other drainage related products including small bridge structures. We also manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes, as well as standard precast concrete products such as steps, paving stones and utility vaults. We service customers in a diverse cross-section of industries that are located in every region of Canada, including Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources. Growth and profitability in these operations are directly impacted by the demand for infrastructure but the diverse factors driving infrastructure investment activity generally result in relative stability of demand.

        In addition, we hold interests in specialty metal and aggregates mining operations in Canada. Our mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves. As of January 1, 2015, the LDI mine had approximately 918,000 ounces of proven palladium reserves which was comprised of 11.9 million tonnes of near surface ore with a palladium grade of 0.99 grams per tonne and 4.3 million tonnes of underground ore with a palladium grade of 3.86 grams per tonne. The LDI Mine is currently one of only two primary producers of palladium in North America. The LDI Mine is in the process of transitioning from a large open stope blast hole mining method to a variation of sub-level cave mining where ore is extracted from progressively lower production levels of the mine and waste fill is introduced to the top of the production zone. In addition, the LDI Mine completed the first phase of the expansion of its tailings management facility. Asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management's best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

Corporate and Other

        Corporate and other includes corporate cash and liquidity management and activities related to the management of our partnership's relationship with Brookfield.

Outlook

        Regions in which we operate are experiencing differing economic situations. In the United States, real gross domestic product, or GDP, is estimated to have increased by 2.9% in the third quarter of 2016. Consumer confidence reached its highest level since 2007, which is consistent with strong retail sales and consumer credit growth. Labour market slack has continued to diminish, with jobless claims falling near record lows and the unemployment rate remaining below 5%. Labour market tightness has continued to push real wages higher, which we believe should support higher inflation in the near-term. In light of confident consumers with strong household incomes, a labour market approaching full employment and inflation returning close to its target, we expect that the Federal Reserve will likely resume its tightening cycle at the end of 2016 and continue into 2017. We believe that the USD should remain strong relative to other developed market currencies in the context of interest rate divergence.

        The Canadian economy is estimated to have grown by 3.3% in the third quarter of 2016, recovering from the contraction in the second quarter. Canada's economy received a significant boost from the resumption of crude oil production, rebounding from the disruption in the second quarter related to the Alberta wildfires. The economy continues to adjust to low commodity prices and a weak Canadian dollar by transitioning towards manufacturing and service industries; job growth remains solid outside of the resource-oriented provinces.

        GDP in the Eurozone is estimated to have grown by 1.5% in the third quarter of 2016. Although growth was sluggish, the countries that were the hardest hit by the recession are seeing improvements in employment and consumption.

        Household spending was the primary driver of growth across all of the major Eurozone economies. Real GDP growth in the U.K. is estimated to have slowed to 1.8% in the third quarter, largely driven by a decline in investment. In an effort to stem some of the uncertainty created by Brexit, the Bank of England cut the policy rate from 0.50% to 0.25% at the bank's August meeting and announced a program of additional bond purchases — which will include select corporate bonds. The long-run impact of the referendum remains unclear, however questions regarding the residency status of European Union citizens could trigger a slowdown in the housing market, which has been very strong recently. A key offset to this could be stronger inflows from foreign investors as the weak GBP has made London more attractive.

        Australia recorded third quarter GDP growth of 2.8%. This growth was driven primarily by steady household consumption and rising exports, which was partially offset by a continued decline in resource investment, despite the recent bounce in the prices of key commodities like coal and iron ore. In order to offset weakness in the resource sector, the Reserve Bank of Australia has cut interest rates twice in 2016. Interest rate cuts apply downward pressure on the AUD and support manufacturing, exports and tourism.

        The commodity pricing market remains volatile. Steel prices rose 11% in the third quarter of 2016, while iron ore prices remained subdued with growth of 3%. Steel has been supported by a surge in Chinese credit that has been funneled into steel-intensive sectors. This has led to the sharpest rise in steel demand since 2013, helping boost margins in this struggling industry. Metallurgical coal prices surged by approximately 126%, as markets were caught off guard by supply shortages caused by China, the producer of 55% of the global supply, cutting production by 11% year-over-year. Future coal prices will depend on how soon production resumes in China and how quickly other exporters respond to the curbed supply. Oil prices remained in the $40-50/barrel range throughout the third quarter of 2016, as markets continue to rebalance. While we expect demand growth to outpace supply growth by the end of 2016, it may take another 12 to 18 months before global oil storage levels return to their normal range. North American gas prices remained close to $3/MMBtu through the third quarter of 2016, while U.K. gas prices ended the quarter back at $4.5/MMBtu after briefly falling, due to local pipeline constraints. The U.S. gas market should continue to tighten over the next few years as gas demand growth accelerates — particularly in 2018/19 from LNG exports — and gas production struggles to grow due to low drilling levels.

        We continue to focus on operational initiatives in our energy and other industrial businesses as the current commodity environment has and may continue to affect these operations. In addition, we have been actively reviewing opportunities to make attractive acquisitions. Our acquisition targets span across the globe, in addition to North America, Europe and Australia, we are actively reviewing opportunities in Brazil and India. Currently the partnership does not have material operations in emerging market jurisdictions.

Unaudited Interim Condensed Consolidated Results of Operations

Comparison of Three and Nine Months Ended September 30, 2016 and 2015

        The table below summarizes our results of operations for the three and nine months ended September 30, 2016 and 2015. Further details on our results of operations and our financial positions are presented below under "Segment Analysis".

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$2,043	$1,891	$5,728	$4,667
Direct operating costs	(1,889)	(1,716)	(5,322)	(4,223)
General and administrative expenses	(70)	(67)	(197)	(156)
Depreciation and amortization expense	(71)	(73)	(219)	(187)
Interest expense	(24)	(16)	(71)	(36)
Equity accounted income, net	28	30	75	39
Impairment expense, net	—	(88)	(106)	(88)
Gain on acquisitions/dispositions	29	—	57	269
Other expenses, net	11	66	(20)	48

Income before income tax	57	27	(75)	333
Current income tax expense	(8)	(11)	(18)	(32)
Deferred income tax expense (recovery)	3	(1)	25	9

Net income (loss)	$52	$15	$(68)	$310

Net income (loss) attributable to parent company and unitholders(1)	$20	$20	$(18)	$206
Net income (loss) attributable to non-controlling interests(2)	$32	$(5)	$(50)	$104
Basic and diluted earnings per limited partner unit	$0.22		$0.19

(1)
Includes net income (loss) attributable to Brookfield prior to the Spin-off and to limited partnership unitholders, general partnership unitholders and redemption-exchange unitholders post Spin-off.

(2)
Includes net income (loss) attributable to the interests of others in our operating subsidiaries.

        For the three months ended September 30, 2016, we reported net income of $52 million compared to $15 million for the three months ended September 30, 2015. Net income in 2015 included other income of $66 million, primarily related to deferred fee and interest income on our loan to our palladium mining operations prior to acquiring control of the operations. This was offset by an $88 million impairment recognized in our other business services segment, related to the other than temporary impairment of a public security holding, and in our energy segment primarily as a result of the poor commodity price environment. Net income attributable to unitholders for the three months ended September 30, 2016 was $20 million, consistent with the comparative period. The amount attributable to non-controlling interests was a loss for the three months ended September 30, 2015, due to the non-controlling proportion of the other than temporary impairment of a public security within our other business services segment.

        For the nine months ended September 30, 2016, we reported a net loss of $68 million compared to net income of $310 million for the nine months ended September 30, 2015. Net loss attributable to unitholders for the nine months ended September 30, 2016 was $18 million compared to net income of $206 million for the nine months ended September 30, 2015. Net income in 2015 included $269 million of one-time gains compared to $57 million in gains related to the sale of investment securities during the nine month period ended September 30, 2016. The gain in 2015 is related to three acquisitions completed during the nine month period, including the acquisition of significant CBM assets in the Clearwater region in Alberta, the acquisition of our facilities management business from our joint venture partner, and the acquisition of our infrastructure support manufacturing business. We also recognized $106 million of impairment in the second quarter of 2016 in our other industrials segment related to our graphite electrodes business.

Revenues and Direct Operating Costs

Comparison of Three and Nine Months Ended September 30, 2016 and 2015

        The following tables present consolidated revenues and direct operating costs for the three and nine months ended September 30, 2016 and 2015, which we have disaggregated into our operating segments in order to facilitate a review of period-over-period variances:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ Millions)	2016	2015	2016	2015
Revenues
Construction services	$1,120	$1,023	$3,127	$2,622
Other business services	509	475	1,442	1,236
Energy	68	80	197	256
Other industrial operations	346	313	962	553
Corporate and Other	—	—	—	—

Total revenues	$2,043	$1,891	$5,728	$4,667

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ Millions)	2016	2015	2016	2015
Direct operating costs
Construction services	$1,089	$984	$3,027	$2,513
Other business services	457	430	1,304	1,123
Energy	43	38	130	146
Other industrial operations	300	264	861	441
Corporate and Other	—	—	—	—

Total direct operating costs	$1,889	$1,716	$5,322	$4,223

Comparison of Three and Nine Months Ended September 30, 2016 and 2015

        Construction services: revenues and direct operating costs for the three months ended September 30, 2016 increased by $97 million (9%) and $105 million (11%), respectively. Revenues and direct operating costs for the nine months ended September 30, 2016 increased by $505 million (19%) and $514 million (20%), respectively. Revenue and costs increased primarily as a result of additional project work secured and progressed in the current year compared to prior year, though margins were slightly lower due to a reduced margin on a project in Australia. On a regional basis, Australia contributed 53% of revenue, the Middle East contributed 15%, United Kingdom contributed 30% and Canada contributed 2% of revenues in the third quarter of 2016. Our Australia region continues to be our largest contributor reflecting our continued strong market presence.

        Other business services: revenues and direct operating costs for the three months ended September 30, 2016 increased by $34 million (7%) and $27 million (6%), respectively. Revenues and direct operating costs for the nine months ended September 30, 2016 increased by $206 million (17%) and $181 million (16%), respectively. The results from our facilities management operations increased compared to the three months ended September 30, 2015, as we completed onboarding of projects won earlier in the year and are starting to see some higher margin contribution. In addition, our facilities management operations also benefited from our recent acquisition of a data center facilities manager. This increase was offset by a decrease in our real estate services revenues. The results for the three months ended September 30, 2015 included income on the sale of franchise agreements, which were at a higher volume than normal last year. For the nine months ending September 30, 2016, the increases in revenue and direct operating costs were primarily related to an increase in ownership of our facilities management operations, which has been consolidated in the current period, and were acquired part way through the comparative period.

        Energy: for the three months ended September 30, 2016, revenues decreased by $12 million (15%), while direct operating costs increased by $5 million (13%). Revenues and direct operating costs for the nine months ended September 30, 2016 decreased by $59 million (23%) and $16 million (11%), respectively. Revenues were impacted by weaker natural gas prices at our Canadian operations for both the three months and nine months ended September 30, 2016. During the third quarter, realized pricing was down relative to the comparative period by 31%. Pricing for the nine months ended September 30, 2016 was down 38% compared to the same period in 2015. This decrease was partially offset by interest income received on investment securities.

        Other industrial operations: revenues and direct operating costs for the three months ended September 30, 2016 increased by $33 million (11%) and $36 million (14%), respectively and revenues and direct operating costs for the nine months ended September 30, 2016 increased by $409 million (74%) and $420 million (95%), respectively. The increase is due to additional acquisitions completed in the latter half of 2015. In June 2015, we acquired an infrastructure support manufacturing business. In August 2015, we acquired a palladium mining operation and we also completed the acquisition of our graphite electrode manufacturing operations. Results from these acquisitions are currently below historical results as we believe we made these acquisitions at a low point in the business and/or industry cycle. In addition, revenues in our bath and shower products manufacturing operations increased by 4%, while direct operating costs decreased by 1%. This margin improvement is the result of a focus on improved profitability through new product development, price increases and cost reductions.

General and Administrative Expenses

        General and administrative expenses for the three months ended September 30, 2016 were $70 million, $3 million higher than three months ended September 30, 2015. General and administrative expenses for the nine months ended September 30, 2016 were $197 million, an increase of $41 million compared to $156 million for the nine months ended September 30, 2015. General and administrative expenses increased primarily due to the acquisitions completed within our other industrials segment in 2015. In addition, results for 2015 did not include a charge related to management fees and corporate expenses which were $8 million for the nine months ended September 30, 2016.

Depreciation and Amortization Expense

        Depreciation and amortization expense, or D&A, includes depletion related to oil and gas assets, depreciation of PP&E, as well as the amortization of intangible assets. The highest contribution to D&A is from our other industrial operations and our energy segments. The D&A expense from our other industrial segment is primarily depreciation on PP&E assets at our graphite electrode manufacturing operations. The D&A in our energy segment is largely from our oil and gas assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use NI 51-101 — Standards of Disclosure for Oil and Gas Activities, or NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.

        Depreciation and amortization expense for the three months ended September 30, 2016 was $71 million, a decrease of $2 million compared to $73 million for the three months ended September 30, 2015. For the nine months ended September 30, 2016, depreciation and amortization expense was $219 million, an increase of $32 million compared to the $187 million for the nine month period ended September 30, 2015. The increase is a result of the acquisition of our graphite electrode manufacturing operations which resulted in significant PP&E additions. The increase in depreciation within our other industrials segment was partially offset by a decrease in our energy operations, resulting from lower production in 2016.

Interest Expense, net

        For the three months ended September 30, 2016, interest expense was $24 million, an increase of $8 million compared to $16 million for the three months ended September 30, 2015. For the nine months ended September 30, 2016, interest expense was $71 million, an increase of $35 million compared to the $36 million for the nine months ended September 30, 2015. The increase was primarily due to debt within our graphite electrode manufacturing operation acquired in August 2015.

Equity Accounted Income

        For the three months ended September 30, 2016, equity accounted income was $28 million, a $2 million decrease relative to the three months ended September 30, 2015. The income was largely contributed from our Western Australia energy operations, the performance of which increased over prior year, but was offset by the disposition of a portion of our interest in April 2016. This business is currently significantly hedged on oil production and has long term natural gas contracts in place counteracting the weakness in oil and gas pricing. For the nine months ended September 30, 2016, equity accounted income was $75 million, an increase of $36 million compared to the $39 million for the nine months ended September 30, 2015. We acquired our Western Australia energy operations in June 2015 which contributed to the increase in income during the nine months ended September 30, 2016, relative to the prior period.

Impairment Expense, net

        No impairment expense was recorded for the three months ended September 30, 2016. During the nine months ended September 30, 2016, we recognized an impairment expense of $106 million related to the intended disposition of non-core assets in our graphite electrode manufacturing business. For both the three and nine months ended September 30, 2015, we recognized $88 million of impairments in our other business segment related to the other than temporary impairment of a public security and in our energy segment, primarily as the result of continued weakness in the commodity price environment.

        The partnership identifies cash generating units, or CGUs, as groups of assets that are largely independent of the cash inflows from other assets or groups of assets. For goodwill impairment testing, the partnership has aggregated groups of CGUs, that represent the lowest level at which the partnership monitors goodwill for internal management purposes. The partnership's groups of CGUs are not larger than the partnership's operating segments.

        As of September 30, 2016 the goodwill balance of $1,184 million (December 31, 2015 — $1,124 million) was allocated between our construction services business $778 million (December 31, 2015 — $751 million), our other business services operations $232 million (December 31, 2015 — $198 million) and other industrial operations $174 million (December 31, 2015 — $175 million).

        There were no indicators of goodwill impairment during the three and nine months ended September 30, 2016. The change in the balance of goodwill between periods is due to the acquisition of the U.S. data center facilities management business in August 2016, as well as foreign currency movements.

Gain on Acquisitions/Dispositions

        For the three and nine months ended September 30, 2016, we recorded gains on dispositions of $29 million and $57 million, respectively. These gains were primarily related to the sale of corporate bonds and equity securities held as available for sale investments.

        For the nine months ended September 30, 2015, we recorded a gain on acquisitions of $269 million. The gain was related to three acquisitions during the period; $171 million of the gain related to the acquisition of oil and gas assets within our Canadian CBM platform and we also recorded a gain on the step-up acquisition of our facilities management operations. In addition, we recorded a $7 million gain on the acquisition of our infrastructure support manufacturing business in June 2015.

Other Income (Expense), net

        For the three months ended September 30, 2016, other income was $11 million, a decrease of $55 million compared to $66 million for the three months ended September 30, 2015. Other income for the three months ended September 30, 2016 was largely comprised of an unrealized gain on a hedge in our Canadian energy operations. The comparative period included $62 million of other income resulting from deferred fees and interest related to a loan investment that is now consolidated.

        For the nine months ended September 30, 2016, other expenses were $20 million compared to $48 million of income for the nine months ended September 30, 2015. Other expenses for the nine months ended September 30, 2016 were largely related to net unrealized losses on a hedge in our Canadian energy operations, and provisions taken in our construction segment during the second quarter. These expenses were partially offset by an unrealized gain on an investment within our other business services operations. The comparative period income was primarily the $62 million of previously mentioned deferred fees and interest income.

Income Tax Expense

        For the three months ended September 30, 2016, current income tax expense was $8 million, a decrease of $3 million compared to $11 million for the three months ended September 30, 2015. For the nine months ended September 30, 2016, current income tax expense was $18 million, a decrease of $14 million compared to $32 million for the same period in 2015.

        For the three months ended September 30, 2016, deferred income taxes were a recovery of $3 million, a decrease in expense of $4 million compared to a deferred income tax expense of $1 million for the three months ended September 30, 2015. For the nine months ended September 30, 2016, deferred income tax was a recovery of $25 million, an increase of $16 million compared to a recovery of $9 million for the same period in 2015.

        Our income tax expense of $5 million for the three months ended September 30, 2016 resulted in an effective tax rate of 9%, while at our composite income tax rate of 26%, we would expect a tax expense of $15 million. One of the reasons for this variance is a result of our ownership structure, where our consolidated net income includes income attributable to non-controlling ownership interest, and our consolidated tax expense in some circumstances only includes our proportionate share of the tax expense. This gave rise to a $15 million reduction to our tax expense, compared to our expected income tax expense. In addition, losses incurred during the quarter in our industrials sector were not recognized, which gave rise to a $5 million increase in our income tax expense, compared to our expected income tax expense.

Summary of Results

Quarterly Results

        Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2016			2015				2014
US$ Millions	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Three months ended
Revenues	$2,043	$2,008	$1,677	$2,087	$1,891	$1,630	$1,145	$1,325
Direct operating costs	(1,889)	(1,864)	(1,569)	(1,909)	(1,716)	(1,484)	(1,023)	(1,179)
General and administrative expenses	(70)	(65)	(62)	(68)	(67)	(48)	(41)	(46)
Depreciation and amortization expense	(71)	(76)	(72)	(70)	(73)	(61)	(53)	(41)
Interest expense	(24)	(23)	(24)	(29)	(16)	(10)	(10)	(8)
Equity accounted income (loss), net	28	20	27	(35)	30	6	3	5
Impairment expense, net	—	(106)	—	(7)	(88)	—	—	(45)
Gain on acquisitions/ dispositions	29	28	—	—	—	7	262	—
Other income (expense), net	11	(21)	(10)	21	66	(14)	(3)	7

Income (loss) before income tax	57	(99)	(33)	(10)	27	26	280	18
Current income tax (expense)/recovery	(8)	(7)	(3)	(17)	(11)	(10)	(11)	(6)
Deferred income tax (expense)/recovery	3	15	7	(14)	(1)	3	7	6

Net income (loss)	$52	$(91)	$(29)	$(41)	$15	$19	$276	$18

Net income (loss) attributable to parent company and unitholders(1)	$20	$(33)	$(5)	$2	$20	$8	$178	$15
Net income (loss) attributable to non-controlling interests(2)	32	(58)	(24)	(43)	(5)	11	98	3

	$52	$(91)	$(29)	$(41)	$15	$19	$276	$18

Basic and diluted earnings (loss) per limited partner unit	$0.22	$(0.03)

(1)
Includes net income (loss) attributable to Brookfield prior to the Spin-off and to limited partnership unitholders, general partnership unitholders and redemption-exchange unitholders post Spin-off.

(2)
Includes net income (loss) attributable to the interests of others in our operating subsidiaries.

        Revenue and operating cost varies from quarter to quarter primarily due to acquisitions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality in underlying operations. Broader economic factors and commodity market volatility in particular has a significant impact on a number of our operations specifically within our energy and other industrials segment. Seasonality primarily affects our construction operations and some of our other business services, which typically have stronger performance in the latter half of the year. Our energy operations are also impacted by seasonality, usually generating stronger results in the first and fourth quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

Segment Analysis

        IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and assessing its performance. The key measure used by the CODM in assessing performance and in making resource allocation decisions is funds from operations, which we refer to as Company FFO. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. We believe Company FFO is an appropriate measure for our operations as it provides an estimate of the overall performance of our businesses including the impact of borrowings within each of our operations and earnings where we do not control the underlying business. See "Reconciliation to Non-IFRS Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

Construction Services

        The following table presents Company FFO for our construction services segment for the three and nine month periods ending September 30, 2016 and 2015.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$1,120	$1,023	$3,127	$2,622
Direct operating costs	(1,089)	(984)	(3,027)	(2,513)
General and administrative expenses	(12)	(18)	(32)	(34)
Interest expense	—	—	(1)	(2)
Equity accounted income	1	2	1	2
Current income taxes	(4)	(3)	(5)	(11)

Company FFO before non-controlling interests	$16	$20	$63	$64
Company FFO attributable to non-controlling interests(2)	—	—	—	—

Company FFO(1)	$16	$20	$63	$64

        The following table presents total equity for our construction services segment as of September 30, 2016 and December 31, 2015.

(US$ Millions)	September 30, 2016	December 31, 2015
Total assets	$2,287	$2,125
Total liabilities	(1,415)	(1,372)
Non-controlling interests(2)	(7)	(8)

Equity attributable to unitholders(1)	$865	$745

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

Comparison of the Three and Nine Months Ended September 30, 2016 and 2015

        We recognized $16 million of Company FFO from our construction operations for the three months ended September 30, 2016 compared to $20 million for the three months ended September 30, 2015. The decrease was primarily due to reduced margin on a project in Australia and marginally higher current income taxes. The decrease was partially offset by lower general and administrative costs for the three months ended September 30, 2016, compared to the same period in the prior year. Our construction workbook has been robust. During the three months ended September 30, 2016, we secured approximately $300 million of new projects, the largest being a residential/mixed use building in Melbourne, Australia. At September 30, 2016 we had 99 projects yet to reach completion, representing a backlog of $6.6 billion, which translates to a weighted average of just under two years of activity.

        For the nine months ended September 30, 2016 we recognized $63 million of Company FFO, compared to $64 million for the nine months ended September 30, 2015. In the first quarter of 2015, we completed a large project in the United Kingdom which resulted in the collection of the associated revenues and increased Company FFO for the nine months ending September 30, 2015. During 2016 we saw an increase in Company FFO through an expansion in our operations across existing regions, offset by reduced margin on a project in Australia.

Other Business Services

        The following table presents Company FFO for our other business services segment for the three and nine month periods ending September 30, 2016 and 2015.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$509	$475	$1,442	$1,236
Direct operating costs	(457)	(430)	(1,304)	(1,123)
General and administrative expenses	(26)	(20)	(76)	(65)
Interest expense	(4)	(3)	(11)	(7)
Equity accounted income	8	7	18	16
Current income taxes	(3)	(5)	(9)	(15)

Company FFO before non-controlling interests	$27	$24	$60	$42
Company FFO attributable to non-controlling interests(2)	(9)	(7)	(25)	(11)

Company FFO(1)	$18	$17	$35	$31

        The following table presents total equity for our other business services segment as of September 30, 2016 and December 31, 2015.

(US$ Millions)	September 30, 2016	December 31, 2015
Total assets	$1,578	$1,429
Total liabilities	(1,030)	(958)
Non-controlling interests(2)	(220)	(162)

Equity attributable to unitholders(1)	$328	$309

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

Comparison of the Three and Nine Months Ended September 30, 2016 and 2015

        For the three months ended September 30, 2016, Company FFO from our other business services segment was $18 million compared to $17 million for the same period in 2015. Our facilities management operations generated strong results for three months ended September 30, 2016 due to incremental revenue from our customers, as well as from our recent acquisition of a data center facilities manager. Our real estate services operations continued to benefit from the strong North American housing markets. These increases were partially offset by lower contributions from our real estate services business. In the third quarter of 2015, we received incremental income on the sale of franchise agreements, which typically take place once a year in the first quarter.

        Company FFO from our other business services operations was $35 million for the nine months ended September 30, 2016, compared to $31 million for the nine months ended September 30, 2015. Company FFO from our real estate services business benefited from cost containment measures put in place and from the impact of foreign exchange compared to prior period. These increases were offset by lower contributions from our financial advisory services business, which had an exceptional year in 2015, as well as the previously mentioned franchise agreement income in our real estate services business.

Energy

        The following table presents Company FFO for our energy segment for the three and nine month periods ending September 30, 2016 and 2015.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$68	$80	$197	$256
Direct operating costs	(43)	(38)	(130)	(146)
General and administrative expenses	(4)	(6)	(12)	(16)
Interest expense	(9)	(5)	(24)	(15)
Equity accounted income	30	21	117	21
Realized disposition gain, net	5	—	24	—
Current income taxes	—	—	(1)	(1)

Company FFO before non-controlling interests	$47	$52	$171	$99
Company FFO attributable to non-controlling interests(2)	(35)	(36)	(124)	(71)

Company FFO(1)	$12	$16	$47	$28

        The following table presents total equity for our energy segment as of September 30, 2016 and December 31, 2015.

(US$ Millions)	September 30, 2016	December 31, 2015
Total assets	$1,806	$1,867
Total liabilities	(994)	(1,097)
Non-controlling interests(2)	(501)	(455)

Equity attributable to unitholders(1)	$311	$315

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

Comparison of Three and Nine Months Ended September 30, 2016 and 2015

        Company FFO in our energy segment for the three months ended September 30, 2016 was $12 million, compared to $16 million for the three months ended September 30, 2015. The decrease in Company FFO was largely due to lower revenues in our Canadian coal bed methane operations due to reduced pricing. Our realized pricing was 31% lower in the third quarter of 2016 compared to 2015. This decrease was partially offset by an increase in Company FFO contributed from our Western Australia energy operations compared to prior year. We have hedged a significant portion of our oil production and have long term contracts for our gas production which has significantly insulated the business from commodity price fluctuations and produced strong Company FFO of $9 million. In addition, we realized net $5 million of disposition gains primarily associated with the sale of investment securities acquired earlier in the year during a period of capital market weakness.

        Company FFO in our energy segment for the nine months ended September 30, 2016 was $47 million compared to $28 million for the nine months ended September 30, 2015. The increase in Company FFO was attributable to our equity accounted Western Australia energy operations, which contributed $35 million of Company FFO during the nine months ended September 30, 2016, compared to $16 million during the nine months ended September 30, 2015. We acquired these operations in the second quarter of 2015. In addition, during the nine months ended September 30, 2016, we realized a net gain of $24 million on the sale of investment securities. These increases were partially offset by the lower contribution from our Canadian operations, where realized pricing was 38% lower in the first nine months of 2016 compared to 2015.

Other Industrial Operations

        The following table presents Company FFO for our other industrial operations segment for the three and nine month periods ending September 30, 2016 and 2015.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$346	$313	$962	$553
Direct operating costs	(300)	(264)	(861)	(441)
General and administrative expenses	(21)	(23)	(69)	(41)
Interest expense	(11)	(8)	(35)	(12)
Realized disposition gain, net	24	—	33	—
Current income taxes	(1)	(3)	(3)	(5)

Company FFO before non-controlling interests	$37	$15	$27	$54
Company FFO attributable to non-controlling interests(2)	(26)	(10)	(19)	(36)

Company FFO(1)	$11	$5	$8	$18

        The following table presents total equity for our other industrial operations segment as of September 30, 2016 and December 31, 2015.

(US$ Millions)	September 30, 2016	December 31, 2015
Total assets	$2,205	$2,214
Total liabilities	(951)	(1,124)
Non-controlling interests(2)	(844)	(672)

Equity attributable to unitholders(1)	$410	$418

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

Comparison of Three and Nine Months Ended September 30, 2016 and 2015

        Company FFO for our other industrial operations segment for the three months ended September 30, 2016 was $11 million, compared to $5 million for the three months ended September 30, 2015. Company FFO for the three months ended September 30, 2016 included $7 million of net realized gains on the sale of public security investments. These gains were partially offset by a negative Company FFO contribution from our graphite electrode manufacturing business of $2 million. Results from this operation are currently below historical levels, as we believe we made the acquisition at a low point in the business and industry cycle. We are proactively making operational improvements in this business and are in the process of selling non-core assets. We believe the combination of our operational improvements and an improvement in the market environment should enable the business to return to historical levels of profitability.

        Company FFO for our other industrial operations segment for the nine months ended September 30, 2016 was $8 million, compared to $18 million for the nine months ended September 30, 2015. Company FFO for the nine months ended September 30, 2016 included $9 million of net realized gains on the sale of public security investments, as well as higher contributions from our bath and shower manufacturing operations, resulting from price increases and cost reductions. During 2016, we were able to implement price increases, supported new product development and improved market conditions. Our cost reduction initiatives increased operating margins, supported by improved labour productivity and lower fuel and input costs. These increases were offset by negative contribution from our graphite electrode manufacturing operations. For the nine months ended September 30, 2016, our graphite electrode manufacturing business contributed negative Company FFO of $10 million. The results for the nine month period ended September 30, 2015 include only one month of operations, as the acquisition was completed in August 2015. Results from this operation are currently below historical levels as discussed above. In addition, for the nine months ended September 30, 2016, Company FFO from our palladium operations decreased by $3 million. These operations contributed interest income in the previous period as a loan investment, but were consolidated in the current period and were negatively impacted by a low pricing environment.

        General and administrative expenses for other industrial operations for the three months ended September 30, 2016 were $21 million, a decrease of $2 million compared to $23 million for the three months ended September 30, 2015. General and administrative expenses for our other industrial operations for the nine months ended September 30, 2016 were $69 million, an increase of $28 million compared to $41 million for the nine months ended September 30, 2015. The increase in general and administrative expenses relates to acquisitions made in 2015. In June 2015, we completed the acquisition of a Canadian infrastructure support manufacturing business as a result of a recapitalization whereby our debt position was converted into an equity interest in the business. In August 2015 we completed the acquisition of our graphite electrode manufacturing operations.

        Interest expense for other industrial operations for the three months ended September 30, 2016 was $11 million, an increase of $3 million compared to $8 million for the three months ended September 30, 2015. Interest expense for other industrial operations for the nine months ended September 30, 2016 was $35 million, an increase of $23 million compared to $12 million for the nine months ended September 30, 2015. The increase in interest expense relates to our graphite electrode manufacturing operations where we assumed debt when we acquired this business.

Corporate and Other

        The following table presents Company FFO for our corporate and other segment for the three and nine month periods ending September 30, 2016 and 2015.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ Millions)	2016	2015	2016	2015
Revenues	$—	$—	$—	$—
Direct operating costs	—	—	—	—
General and administrative expenses	(7)	—	(8)	—
Interest expense	—	—	—	—
Other income	—	—	—	—

Company FFO before non-controlling interests	$(7)	$—	$(8)	$—
Company FFO attributable to non-controlling interests(2)	—	—	—	—

Company FFO(1)	$(7)	$—	$(8)	$—

        The following table presents total equity for our other corporate segment as of September 30, 2016 and December 31, 2015.

(US$ Millions)	September 30, 2016	December 31, 2015
Total assets	$238	$—
Total liabilities	(27)	—
Non-controlling interests(2)	—	—

Equity attributable to unitholders(1)	$211	$—

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

        Pursuant to our Master Services Agreement, we pay Brookfield a quarterly Base Management Fee equal to 0.3125% (1.25% annually) of our market value, plus third party debt with recourse net of cash held by corporate entities. The fees for the three months ended September 30, 2016 were $5 million. The fees for the nine months ended September 30, 2016 were $6 million and were related to the 102 day period between Spin-off (June 20, 2016) to September 30, 2016. General and administrative costs related to corporate expenses including audit and director fees.

        As part of the Spin-off, our partnership entered into a Deposit Agreement with Brookfield. From time to time, the partnership may place funds on deposit of up to $250 million with Brookfield. The deposit balance is due on demand and earns an agreed upon rate of interest. The terms of any such deposit are expected to be on market terms. As of September 30, 2016, the amount of the deposit was $180 million and was included in cash and cash equivalents.

Reconciliation of Non-IFRS Measures

        To measure performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has limitations as an analytical tool:

  •
  Company FFO does not include depreciation and amortization expense, because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

  •
  Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

  •
  Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

        Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.

        When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal.

        We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

        The following table reconciles Company FFO to net income attributable to the parent company and unitholders for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ Millions)	2016	2015	2016	2015
Company FFO(1)	$50	$58	$145	$141
Other income (expense), net	11	66	(20)	48
Depreciation and amortization expense	(71)	(73)	(219)	(187)
Impairment expense	—	(88)	(106)	(88)
Gain on acquisitions/dispositions	—	—	—	269
Deferred income taxes	3	(1)	25	9
Non-cash items attributable to equity accounted investments	(11)	—	(61)	—
Non-cash items attributable to non-controlling interests(2)	38	58	218	14

Net income (loss) attributable to unitholders(1)	$20	$20	$(18)	$206

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Non-cash items attributable to the interests of others in our operating subsidiaries.

        The following table reconciles equity attributable to limited partner units, general partner units, the parent company, redemption-exchange units, preferred shares and special limited partnership units to equity in net assets attributable to unitholders for the periods indicated:

(US$ Millions)	September 30, 2016	December 31, 2015
Limited partners(1)	$1,019	$—
General partner(1)	—	—
Brookfield Asset Management Inc.(2)	—	1,787
Non-controlling interests attributable to:		—
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield(1)	1,106	—

Equity in net assets attributable to unitholders(3)	$2,125	$1,787

        The following table reconciles net income (loss) attributable to limited partner units, general partner units, the parent company, and redemption-exchange units to net income (loss) attributable to parent company and unitholders for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ Millions)	2016	2015	2016	2015
Limited partners(1)	$9	$—	$8	$—
General partner(1)	—	—	—	—
Brookfield Asset Management Inc.(2)	—	20	(35)	206
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield(1)	11	—	9	—

Net income (loss) attributable to parent company and unitholders(3)	$20	$20	$(18)	$206

        The following table reconciles net income (loss) attributable to limited partner units, general partner units, the parent company, and redemption-exchange units to net income (loss) attributable to parent company and unitholders for the periods indicated:

	2016			2015				2014
(US$ Millions)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Three months ended
Limited partners(1)	$9	$(1)	$—	$—	$—	$—	$—	$—	$—
General partner(1)	—	—	—	—	—	—	—	—	—
Brookfield Asset Management Inc.(2)	—	(30)	(5)	2	20	8	178	15	40
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield(1)	11	(2)	—	—	—	—	—	—	—

Net income (loss) attributable to parent company and unitholders(3)	$20	$(33)	$(5)	$2	$20	$8	$178	$15	$40

(1)
For the periods from June 20, 2016 to September 30, 2016

(2)
For the periods prior to June 20, 2016

(3)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

Unaudited Interim Condensed Consolidated Statements of Financial Position

        The following is a summary of the Unaudited Interim Condensed Consolidated Statements of Financial Position:

(US$ Millions)	September 30, 2016	December 31, 2015
Assets
Cash and cash equivalents	$728	$354
Financial assets	507	409
Accounts receivable, net	1,859	1,635
Inventory and other assets	704	748
Property, plant and equipment	2,221	2,364
Deferred income tax assets	105	64
Intangible assets	420	445
Equity accounted investments	386	492
Goodwill	1,184	1,124

Total assets	$8,114	$7,635

Liabilities and equity
Liabilities
Accounts payable and other	$2,484	$2,375
Borrowings	1,841	2,074
Deferred income tax liabilities	92	102

Total liabilities	$4,417	$4,551

Equity
Equity in net assets attributable to unitholders(1)	$2,125	$1,787
Non-controlling interests(2)	1,572	1,297

Total equity	3,697	3,084

Total liabilities and equity	$8,114	$7,635

(1)
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to the interests of others in our operating subsidiaries.

Financial Assets

        Financial assets increased by $98 million from $409 million as of December 31, 2015 to $507 million as of September 30, 2016. The increase is primarily related to corporate bonds and public company security investments purchased in 2016 in our other industrial operations and energy segments.

        The following table presents financial assets by segment as of September 30, 2016 and December 31, 2015:

(US$ Millions)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
September 30, 2016	$60	$62	$309	$76	$—	$507

December 31, 2015	$84	$91	$214	$20	$—	$409

Accounts Receivable

        Accounts receivable increased by $224 million from $1,635 million as of December 31, 2015 to $1,859 million as of September 30, 2016. The increase was related to higher receivables in our construction services business and our facilities management business due to higher project volumes within the operations, as well as from our real estate services business, due to typical seasonal variances.

Inventory and Other Assets

        Inventory and other assets decreased by $44 million from $748 million as of December 31, 2015 to $704 million as of September 30, 2016. This decrease was primarily related to our construction operations which had a lower work in progress (unbilled revenue) balance at September 30, 2016 compared to December 31, 2015. The decrease was also driven by our real estate services business which had higher home inventory turnover in the period, as well as our graphite electrode business, due to a lower cost of material.

Property, Plant & Equipment (PP&E)

        PP&E is primarily related to our industrial operations and our energy operations segments. PP&E decreased by $143 million from $2,364 million as of December 31, 2015 to $2,221 million as of September 30, 2016. This decrease is primarily due to an impairment charge recognized at our graphite electrode operations due to the classification of certain operations as held for sale and in our Canadian oil and gas properties where PP&E decreased due to a change in the asset retirement obligation, or ARO, estimate. We recorded a change in the timing of future remediation costs resulting in a lower ARO liability and a corresponding reduction to the PP&E balance. This decrease was partially offset by an increase in PP&E at our palladium operations, where we capitalized costs related to new water management and tailing facilities and underground development costs.

Intangible Assets

        Our intangible assets balance is primarily from our industrial operations and our other business services segments. Intangible assets decreased by $25 million from $445 million as of December 31, 2015 to $420 million as of September 30, 2016. This decrease is primarily due to amortization of intangible assets within our graphite electrode operations.

Equity Accounted Investment

        Equity accounted investments decreased by $106 million from $492 million as of December 31, 2015 to $386 million as of September 30, 2016 primarily due to the decrease in ownership in our Western Australia energy operations during the period.

Goodwill

        Goodwill increased by $60 million from $1,124 million as of December 31, 2015 to $1,184 million as of September 30, 2016. This increase is due to the acquisition of the U.S. data center facilities business in August 2016, as well as the positive impact of foreign exchange on goodwill balances within our Canadian and Australian operations.

Accounts Payable and Other

        Accounts payable and other increased by $109 million from $2,375 million as of December 31, 2015 to $2,484 million as of September 30, 2016, primarily due to an increase in our construction operations and our facilities management business, which is in line with higher contract volumes in the quarter. This increase was partially offset by a decrease in our energy operations as we settled trades during the period and decreased the asset retirement obligation estimate at our Canadian operations.

Equity Attributable to Unitholders

        As of September 30, 2016, Brookfield Business Partners L.P.'s capital structure was comprised of two classes of partnership units: limited partnership units, and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P.

        Holding LP's capital structure is comprised of three classes of partnership units: special limited partner units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on a 20% increase in the unit price of our partnership over an initial threshold of $25/unit.

        As part of the Spin-off Brookfield also subscribed for $15 million of preferred shares of our holding entities.

        The total number of partnership units outstanding are as follows:

UNITS	September 30, 2016	December 31, 2015
General partner units	4	—
Limited partner units	43,845,298	—
Redemption-Exchange units, held by Brookfield	48,150,497	—
Special Limited partner units	4	—

        There have been no changes in partnership units between September 30, 2016 and November 9, 2016.

        On August 2, 2016, the Toronto Stock Exchange accepted a notice filed by the partnership of its intention to commence a normal course issuer bid, or NCIB, for its limited partnership units. Under the NCIB, the Board of Directors of the general partner of the partnership authorized the partnership to repurchase up to 5% of the issued and outstanding LP Units, or 2,192,264 units. No repurchases have been made under the NCIB as of November 9, 2016.

Liquidity and Capital Resources

        The following table presents borrowings by segment as of September 30, 2016 and December 31, 2015:

(US$ Millions)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
September 30, 2016	$7	$475	$777	$563	$19	$1,841

December 31, 2015	$18	$503	$808	$745	$—	$2,074

        As of September 30, 2016, the partnership had outstanding debt of $1,841 million as compared to $2,074 million as of December 31, 2015. The borrowings consist of the following:

(US$ Millions)	September 30, 2016	December 31, 2015
Term loans and credit facilities	$1,349	$1,518
Securitization program	260	287
Senior notes	232	269

Total Borrowings	$1,841	$2,074

        The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $1,841 million as of September 30, 2016 compared to $2,074 million at December 31, 2015. The decrease of $233 million was primarily due to the repayment of debt balances, related to the acquisition of financial assets in our other industrials operations and energy operations, as well as a decrease in our senior notes and our securitization program.

        We finance our assets principally at the operating company level with debt that generally is not recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities ranging from 1-7 years. The weighted average maturity at September 30, 2016 was 2.3 years and the weighted average interest rate on debt outstanding was 3.9%. As of September 30, 2016, the maximum borrowing capacity of our credit facilities at the operating company level was $2.5 billion, of which $1.3 billion was drawn.

        The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage and debt to EBITDA ratios. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities. In periods of difficult economic conditions, including challenging commodity pricing, we undertake proactive measures to avoid having any of our energy and other industrial operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time. During the quarter, we amended a facility at our Canadian energy operations, to provide covenant relief and sufficient liquidity to fund the on-going operations. We do not expect any of our current facilities to default prior to finding a path to resolution.

        One of our real estate services businesses has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met, as substantially all risk and rewards of ownership are not transferred. The program contains covenants related to maximum loss and default ratios (as defined by the agreement) and receivables turnover ratios as the debt is secured by the business's receivables. The partnership was in compliance with the covenants under the securitization program as of September 30, 2016.

        Our graphite electrode manufacturing operations have senior unsecured notes that rank pari passu with all of its existing and future senior unsecured indebtedness. The indenture governing the senior notes contains customary covenants relating to limitations on liens and sale/leaseback transactions and we were in compliance with such covenants as of September 30, 2016. The senior notes bear interest at a rate of 6.375% per year, payable semi-annually in arrears and mature on November 15, 2020. We paid $30 million to acquire bonds with a carrying value of $40 million during 2016.

        We have entered into a credit agreement with Brookfield providing for two, three-year revolving credit facilities. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. As of September 30, 2016, no amounts have been drawn under these credit facilities.

        Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the acquisition facility (which can then be redrawn to fund future investments). Both credit facilities will be available for an initial term of three years and will be extendible at our option by two, one-year renewals, subject to our paying an extension fee and being in compliance with the credit agreement.

        The credit facilities are guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The $200 million operating facility bears interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. The $300 million acquisition facility bears interest at the specified LIBOR or bankers' acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%.

        The credit facilities require us to maintain a minimum deconsolidated net worth, and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.

        During the quarter, we entered into a $150 million unsecured bilateral facility with a group of Canadian and American banks. The credit facility is available in U.S. or Canadian dollars, and advances bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility has a two year term, with a one year extension and will be used for general corporate purposes. The bilateral working capital facility requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level. At September 30, 2016 there was $nil drawn on this facility.

Net Debt to Capitalization Ratio

        The table below outlines the partnership's consolidated net debt to capitalization as of September 30, 2016 and December 31, 2015.

(US$ Millions)	September 30, 2016	December 31, 2015
Borrowings	$1,841	$2,074
Cash and cash equivalents	(728)	(354)

Net debt	1,113	1,720
Total equity	3,697	3,084

Total capital and net debt	4,810	4,804

Net debt to capitalization ratio	23.1%	35.8%

        We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.

        Our principal liquidity needs for the next year include funding recurring expenses, meeting debt service payments, funding required capital expenditures and funding attractive acquisition opportunities as they arise. Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. In addition, an integral part of our strategy is to pursue acquisitions through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance.

        Our general partner has adopted a distribution policy pursuant to which the partnership intends to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On August 1, 2016, the partnership's Board of Directors declared a dividend of $0.07 per unit, which was paid on September 30, 2016 to unitholders of record as at close of business on August 31, 2016. The distribution covers the period from June 20, 2016, the Spin-off date, to September 30, 2016. On November 4, 2016 the partnership's Board of Directors declared a dividend of $0.0625 per unit payable on December 31, 2016 to unitholders of record as at the close of business on November 30, 2016.

Cash Flow

        We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.

        The following table presents cash and cash equivalents by segment as of September 30, 2016 and December 31, 2015:

(US$ Millions)	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	Total
September 30, 2016	$225	$193	$12	$86	$212	$728

December 31, 2015	$139	$171	$5	$39	$—	$354

        As of September 30, 2016, approximately 50% of our cash was held in Canada, and about 35% was approximately evenly allocated between Australia and the United Kingdom. The remaining 15% is approximately accounted for by the United States (10%), the United Arab Emirates (3%), and other nations. As of December 31, 2015, 45% of our cash was held in Canada, and about 50% was approximately evenly allocated between Australia, the United Arab Emirates, and the United Kingdom. Funds held in Canada, Australia, the United Arab Emirates, the United Kingdom and the United States can generally be repatriated to the partnership without the imposition of tax on the partnership itself, because the partnership, as a limited partnership, generally is not a taxpayer. In some cases, the repatriation of funds to the partnership may result in withholding tax with respect to a unitholder.

        As of September 30, 2016, we had cash and cash equivalents of $728 million, compared to $354 million as of December 31, 2015. Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund acquisitions, we will evaluate a variety of capital sources including proceeds from the sale of mature assets, as well as equity and debt financings. The table below highlights the sources and uses of cash for three month period ending September 30, 2015 and September 30, 2016.

	Nine Months Ended
(US$ Millions)	September 30, 2016	September 30, 2015
Cash flows provided by operating activities	$165	$150
Cash flows used in investing activities	(92)	(2,001)
Cash flows provided by financing activities	301	2,007
Effect of foreign exchange rates on cash	—	(14)

	$374	$142

Cash Flow Provided by Operating Activities

        Total cash flows provided by operating activities for the nine months ended September 30, 2016 was $165 million compared to $150 million for the nine months ended September 30, 2015. The cash provided by operating activities in the nine months ended September 30, 2016 was primarily attributable to activity in our construction services business, increased activity at our real estate services, financial advisory business, bath and shower products manufacturing operations and from interest income on corporate bond investment securities.

Cash Flow Provided by Financing Activities

        Total cash flows provided by financing activities was $301 million for the nine months ended September 30, 2016 compared to $2,007 million for the nine months ended September 30, 2015. The corporate bond and equity securities investments we acquired in the first three quarters of 2016 were primarily acquired using financing. In addition, as part of the Spin-off, we received $250 million in consideration for limited partnership units issued to Brookfield, which was on deposit with Brookfield and included in cash and cash equivalents at September 30, 2016.

Cash Flow Used in Investing Activities

        Total cash flows used in investing activities was $92 million for the nine months ended September 30, 2016 compared to $2,001 million for the nine months ended September 30, 2015. In the second and third quarters of 2016, our investing activities were related to the acquisition of corporate bond and equity securities in our energy and other industrial operations segments.

Off Balance Sheet Arrangements

        In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As of September 30, 2016, the total outstanding amount was approximately $1.0 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.

        From time to time we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

        We will enter into a number of related party transactions with Brookfield as described in our prospectus under the heading "Relationship with Brookfield." Refer to Note 14 in the interim financial statements for additional information.

Subsequent Event

        Subsequent to September 30, 2016, the partnership together with other investors signed an agreement to acquire a 70% controlling interest in Brazil's largest private water distribution, collection and treatment company.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        Critical judgments made by management and utilized in the normal course of preparing the partnership's Unaudited Interim Condensed Consolidated Financial Statements are outlined below.

        For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2016 and Note 2 of our Combined Carve-out Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, included in our prospectus.

Business combinations

        The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

Common control transactions

        IFRS 3 Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.

Indicators of impairment

        Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership's assets, including: the determination of the partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

        For some of our assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.

Revenue recognition

        Certain of the partnership's subsidiaries use the percentage-of-completion method to account for contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.

Financial instruments

        Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the partnership relative to its counterparties; the credit risk of the partnership's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

Income taxes

        The determination of future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary requires judgment. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the Unaudited Interim Condensed Consolidated Statement of Financial Position dates.

Decommissioning liabilities

        Decommissioning costs will be incurred at the end of the operating life of some of our oil and gas facilities and properties. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates and timing of settlements.

Oil and Gas Properties

        The process of estimating the partnership's proved and probable oil and gas reserves requires significant judgment and estimates. Factors such as the availability of geological and engineering data, reservoir performance data, acquisition and divestment activity, drilling of new wells, development costs and commodity prices all impact the determination of the partnership estimates of its oil and gas reserves. Future development costs are based on estimated proved and probable reserves and include estimates for the cost of drilling, completing and tie in of the proved undeveloped and probable additional reserves and may vary based on geography, geology, depth, and complexity. Any changes in these estimates are accounted for on a prospective basis. Oil and natural gas reserves also have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.

Other

        Other estimates and assumptions utilized in the preparation of the partnership's financial statements are: the assessment or determination of net recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.

        Other critical judgments include the determination of functional currency and determination of control.

Controls and Procedures

        No changes were made in our internal control over financial reporting during the quarter ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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  Exhibit 99.1
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR BROOKFIELD BUSINESS PARTNERS L.P. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS